TRANSALTA CORPORATION
Management’s Discussion and Analysis
Second Quarter Report for 2024
This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. Refer to the Forward-Looking Statements section of this MD&A for additional information.
Table of Contents

M2	Forward-Looking Statements	M36	Cash Flows
M4	Description of the Business	M38	Other Consolidated Analysis
M6	Highlights	M38	Financial Instruments
M14	Capital Expenditures	M39	Additional IFRS Measures and Non-IFRS Measures
M15	Significant and Subsequent Events	M47	Key Non-IFRS Financial Ratios
M16	Segmented Financial Performance and Operating Results	M48	2024 Outlook
M22	Performance by Segment with Supplemental Geographical Information	M49	Material Accounting Policies and Critical Accounting Estimates
M23	Optimization of the Alberta Portfolio	M49	Accounting Changes
M26	Selected Quarterly Information	M49	Governance and Risk Management
M27	Strategy and Capability to Deliver Results	M50	Regulatory Updates
M31	Financial Position	M52	Disclosure Controls and Procedures
M33	Financial Capital

This MD&A should be read in conjunction with our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2024 and 2023, and should be read in conjunction with the audited annual consolidated financial statements and MD&A ("2023 Annual MD&A") contained within our 2023 Integrated Report. In this MD&A, unless the context otherwise requires, “we”, “our”, “us”, the “Company” and “TransAlta” refer to TransAlta Corporation and its subsidiaries. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises as issued by the International Accounting Standards Board (“IASB”) and in effect at June 30, 2024. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted, except amounts per share, which are in whole dollars to the nearest two decimals. This MD&A is dated July 31, 2024. Additional information respecting TransAlta, including our Annual Information Form ("AIF") for the year ended Dec. 31, 2023, is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on our website at www.transalta.com. Information on or connected to our website is not incorporated by reference herein.

TransAlta Corporation	M1

Forward-Looking Statements
This MD&A includes "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.
In particular, this MD&A contains forward-looking statements including, but not limited to, statements relating to: the Company’s ability to deliver its 2024 Outlook, including Adjusted EBITDA, free cash flow, annualized dividends per share, sustaining capital spending, energy marketing gross margin, corporate cash taxes and cash interest; the Company’s growth targets to deliver 1.75 GW with a target investment of $3.5 billion by 2028 that will deliver annual EBITDA of $350 million; the expansion of the Company's development pipeline to 10 GW by 2028; the anticipated benefits arising from the MOU (as defined below) with the Government of Alberta and that the Company's water management efforts will not have an adverse impact on our electricity generating and environmental objectives; the Company's Mount Keith West Network Upgrade project currently under construction, including as it pertains to capital costs, the timing of commercial operation and expected annual EBITDA; the development of early-stage and advanced-stage projects; the expected annual average EBITDA to be generated from the transfer of PTCs (defined below) generated from the White Rock and Horizon Hill wind projects; the Company's hedging strategy and the ability of such strategy to provide greater cash flow certainty; the delivery of stable and predictable cash flows; the proportion of EBITDA to be generated from renewable sources to increase to 70 per cent by the end of 2028; the retirement of Centralia Unit 2 at the end of 2025; regulatory developments and their expected impact on the
Company; the potential recognition of the Company’s natural gas transportation agreements as onerous contracts; the implementation of the “Restructured Energy Market” and the Company’s expectations that the near-term impacts of the announced Alberta regulatory changes on the Company’s existing assets will be muted; the characteristics of the "Restructured Energy Market", including that it will provide a scarcity pricing mechanism; the pause on new growth projects in Alberta until the new market structure is defined; the seasonality of the business, including that higher maintenance costs are often incurred in the spring and fall when electricity prices are expected to be lower; the Company’s common share repurchase program for 2024 of up to $150 million, and returning to shareholders in the form of share repurchases and dividends up to 42 per cent of the Company’s 2024 free cash guidance.
The forward-looking statements contained in this MD&A are based on many assumptions including, but not limited to, the following: the power and natural gas price assumptions contained within the 2024 Outlook; no significant changes to applicable laws and regulations beyond those that have already been announced; no significant changes to fuel and purchased power costs; no material adverse impacts to long-term investment and credit markets; no significant changes to power price and hedging assumptions, including hedged volumes and prices; no significant changes to gas commodity prices and transport costs; no significant changes to decommissioning and restoration costs; no significant changes to interest rates; no significant changes to the demand and growth of renewables generation; no significant changes to the integrity and reliability of our assets; planned and unplanned outages; and no significant changes to the Company's debt and credit ratings.
Forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this MD&A include risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; failure or delay in closing the Heartland acquisition; failure to realize the benefits of the Heartland acquisition, and any loss of value in the Heartland portfolio during the interim period prior to closing; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; disruptions to our supply chains, including our

M2	TransAlta Corporation

ability to secure necessary equipment; force majeure claims; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; long-term commitments on gas transportation capacity that may not be fully utilized over time; adverse financial impacts arising from the Company's hedged position; risks associated with development and construction projects, including increased capital costs, permitting challenges, labour and engineering risks, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; counterparty risks, including risk of nonperformance and higher rates of losses on our accounts receivables; inability to achieve our environmental, social and governance ("ESG") targets and impacts arising from changes in ESG requirements; the impact of the energy transition on our business; impairments and/or writedowns of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; our ability to contract our generation for prices that will provide expected returns and to replace or extend contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate, including the impacts in Alberta relating to restrictions on renewable energy projects, amended Independent System Operator rules relating to the Supply Cushion Regulation and Market Power Mitigation Regulation, expected changes to Transmission Regulations, and the creation of the Restructured Energy Market; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters and other climate-change related risks; increases in costs; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, coal, water, solar or wind resources required to operate our facilities; operational risks, unplanned outages and equipment failure and our ability to carry out or have completed any repairs in a cost-effective or timely manner or at all; failure to meet financial expectations; general domestic, international economic and political developments, including armed hostilities, the threat of terrorism, adverse diplomatic developments or other similar events; industry risk and competition in the business in which we operate; structural subordination of securities; public health crisis risks; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company. The foregoing risk factors, among others, are described in further detail in the Governance and Risk Management section of this MD&A and the Risk Factors section in our AIF for the year ended Dec. 31, 2023.
Readers are urged to consider these factors carefully when evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

TransAlta Corporation	M3

Description of the Business
TransAlta is a Canadian corporation and one of Canada's largest publicly traded power generators. Established in 1911, the Company now has over 113 years of operating experience in the development, production and sale of electricity. We own, operate and manage a geographically diversified portfolio of generation assets that includes water, wind, solar, battery storage, natural gas and coal; the Company's remaining coal unit will retire at the end of 2025. We are one of the largest producers of wind power in Canada and the largest producer of hydro power in Alberta. We also have industry-leading energy marketing capabilities where we seek to maximize margins by securing and optimizing high-value products and markets for ourselves and our customers in dynamic market conditions. Our mix of merchant and contracted assets along with our energy marketing business provides resilient cash flows that support our ability to maintain our balance sheet, return capital to our shareholders and reinvest in growth.
Portfolio of Assets
Our asset portfolio is geographically diversified with operations across Canada, the United States and Australia.
Our Hydro, Wind and Solar, Gas and Energy Transition segments are responsible for operating and maintaining our electrical generation facilities. Our Energy Marketing segment is responsible for marketing and scheduling our merchant asset fleet in North America (excluding Alberta) along with the procurement of gas, transport and storage for our gas fleet, providing knowledge to support our growth team, and generating a stand-alone gross margin separate from our asset business through a leading North American energy marketing and trading platform.
Our highly diversified portfolio consists of both high-quality contracted assets and merchant assets. Our merchant assets include our unique hydro merchant portfolio and our merchant legacy thermal portfolio and wind assets. Our merchant exposure is primarily in Alberta, where 49 per cent of our capacity is located and 75 per cent of our Alberta capacity is available to participate in the merchant electricity market.
The Company deploys hedging strategies which include maintaining a significant base of commercial and industrial customers, supplemented with financial hedges. A significant portion of the thermal generation capacity in the portfolio has been hedged to provide greater cash flow certainty. Refer to the 2024 Outlook and the Optimization of the Alberta Portfolio sections of this MD&A for further details.
Our diversified fleet is a key success factor in our ability to deliver resilient cash flows while capturing higher risk-adjusted returns for our shareholders.
On Jan. 1, 2024, the 100 MW White Rock West wind facility achieved commercial operation and on Feb. 29, 2024, the Mount Keith 132kV expansion project was completed. The 200 MW White Rock East wind facility and the 200 MW Horizon Hill wind facility achieved commercial operation on April 22, 2024 and May 21, 2024, respectively, increasing the Company's fully contracted renewables fleet in the United States to over 1,000 MW.
The following table provides our consolidated ownership of our facilities across the regions in which we operate as of
June 30, 2024:

	Hydro		Wind & Solar		Gas		Energy Transition		Total
As at June 30, 2024	Gross Installed Capacity (MW)	Number of facilities	Gross Installed Capacity (MW)(1)	Number of facilities	Gross Installed Capacity (MW)(1)	Number of facilities	Gross Installed Capacity (MW)	Number of facilities(2)	Gross Installed Capacity (MW)(1)	Number of facilities
Alberta	834	17	766	14	1,963	7	—	—	3,563	38
Canada, excluding Alberta	88	7	751	9	645	3	—	—	1,484	19
US	—	—	1,019	10	29	1	671	2	1,719	13
Australia	—	—	48	3	450	6	—	—	498	9
Total	922	24	2,584	36	3,087	17	671	2	7,264	79
(1)Gross installed capacity for consolidated reporting represents 100 per cent output of a facility. Capacity figures for the Wind and Solar segment include 100 per cent of the Kent Hills wind facilities, and capacity figures for the Gas segment include 100 per cent of the Ottawa and Windsor facilities, 50 per cent of the Sheerness facility and 60 per cent of the Fort Saskatchewan facility.
(2)Includes Centralia coal facility and the Skookumchuck hydro facility.

M4	TransAlta Corporation

Contracted Capacity
The following table provides our contracted capacity by MW and as a percentage of total gross installed capacity of our facilities across the regions in which we operate as of June 30, 2024:

As at June 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Total
Alberta	—	374	511	—	885
Canada, excluding Alberta	88	751	645	—	1,484
US	—	1,019	29	381	1,429
Australia	—	48	450	—	498
Total contracted capacity (MW)	88	2,192	1,635	381	4,296
Contracted capacity as a % of total capacity (%)	10%	85%	53%	57%	59%
Approximately 59 per cent of our total installed capacity is contracted with investment-grade or creditworthy counterparties. The following table provides the weighted average contract life of our contracted facilities across the regions in which we operate as of June 30, 2024:

As at June 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Total
Alberta(1)(2)	—	16	7	—	11
Canada, excluding Alberta(2)	10	10	8	—	9
US(2)	—	13	2	1	10
Australia(2)	—	15	14	—	14
Total weighted contract life (years)(2)	10	13	9	1	10
(1)The weighted-average remaining contract life in the Wind and Solar segment is related to the contract period for Garden Plain (130 MW), McBride Lake (38 MW), and Windrise (206 MW). The weighted-average remaining contract life in the Gas segment is related to the contract period for Poplar Creek (230 MW), Fort Saskatchewan (71 MW) and a capacity-contract that is not directly contracted with any one facility (210 MW).
(2)For power generated under long-term power purchase agreements ("PPAs") and other long-term contracts, the weighted-average remaining contract life is based on long-term average gross installed capacity.

TransAlta Corporation	M5

Highlights
The Company has demonstrated strong financial and operational performance during the three and six months ended June 30, 2024 and is on track to meet its 2024 Outlook, due to active management of the Company's merchant portfolio and hedging strategies, the commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities and higher production in the Gas segment. For the period, the Company had settled a higher volume of hedges at prices that were significantly above the spot market.

	3 months ended June 30		6 months ended June 30
(in millions of Canadian dollars except where noted)	2024	2023	2024	2023
Operational information
Adjusted availability (%)	90.8	84.6	91.5	88.2
Production (GWh)	4,781	4,596	10,959	10,568
Select financial information
Revenues	582	625	1,529	1,714
Earnings before income taxes	94	79	361	462
Adjusted EBITDA(1)	312	387	643	890
Net earnings attributable to common shareholders	56	62	278	356
Cash flows
Cash flow from operating activities	108	11	352	473
Funds from operations(1)	231	391	473	765
Free cash flow(1)	172	278	381	541
Per share
Weighted average number of common shares outstanding	303	264	306	266
Net earnings per share attributable to common shareholders, basic and diluted	0.18	0.23	0.91	1.34
Funds from operations per share(1)(2)	0.76	1.48	1.55	2.88
Free cash flow per share(1)(2)	0.57	1.05	1.25	2.03

As at			June 30, 2024	Dec. 31, 2023
Liquidity and capital resources
Available liquidity			1,700	1,738
Adjusted net debt to adjusted EBITDA(1) (times)			3.0	2.5
Total consolidated net debt(1)(3)			3,440	3,453
Assets and liabilities
Total assets			8,546	8,659
Total long-term liabilities			4,829	5,253
Total liabilities			6,639	6,995
(1)These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Refer to the Segmented Financial Performance and Operating Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. Also, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(2)Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A for the purpose of these non-IFRS ratios.
(3)Refer to the table in the Financial Capital section of this MD&A for more details on the composition of total consolidated net debt.

M6	TransAlta Corporation

Operating Performance
Adjusted Availability
The following table provides adjusted availability by segment:

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Hydro	90.5	94.8	91.2	94.4
Wind and Solar	94.3	87.1	93.9	85.0
Gas	95.3	85.8	94.9	91.1
Energy Transition	59.0	58.8	69.0	76.6
Adjusted availability (%)	90.8	84.6	91.5	88.2
Availability is an important measure for the Company as it represents the percentage of time a facility is available to produce electricity and is therefore an important indicator of the overall performance of the fleet.
Availability is impacted by planned, unplanned outages and derates. The Company schedules dedicated time (planned outages) to maintain, repair or make improvements to the facilities with a view to minimizing the impact to operations. In high-price environments, actual outage schedules may change to accelerate the return to service of the unit.
For the three months ended June 30, 2024, higher adjusted availability was primarily due to:
•Lower planned and unplanned outages at Sheerness Unit 1 and Keephills Unit 3 and lower derates at Sundance Unit 6 in the Gas segment; and
•The return to service of the Kent Hills wind facilities, partially offset by
•Planned major maintenance outages in the Hydro segment.
The higher adjusted availability for the six months ended June 30, 2024, further benefited from:
•Lower unplanned outages in the Wind and Solar segment; partially offset by,
•Higher planned and unplanned outages at Centralia Unit 2 in the Energy Transition segment.
Production and Long-Term Average Generation

	2024			2023
3 months ended June 30	Actual production (GWh)	LTA generation (GWh)	Production as a % of LTA generation	Actual production (GWh)	LTA generation (GWh)	Production as a % of LTA generation
Hydro	426	593	72%	616	593	104%
Wind and Solar	1,499	1,618	93%	859	1,097	78%
Gas	2,854			2,515
Energy Transition	2			606
Total	4,781			4,596

TransAlta Corporation	M7

	2024			2023
6 months ended June 30	Actual production (GWh)	LTA generation (GWh)	Production as a % of LTA generation	Actual production (GWh)	LTA generation (GWh)	Production as a % of LTA generation
Hydro	777	995	78%	922	995	93%
Wind and Solar	2,997	3,262	92%	2,056	2,520	82%
Gas	6,382			5,687
Energy Transition	803			1,903
Total	10,959			10,568
In addition to adjusted availability, the Company utilizes long-term average production ("LTA generation") as another indicator of performance for the renewable assets whereby actual production levels are compared against the expected long-term average. In the short term, for each of the Hydro and Wind and Solar segments, the conditions will vary from one period to the next. Over longer durations, facilities are expected to produce in line with their long-term averages, which is considered a reliable indicator of performance.
LTA generation is calculated on an annualized basis from the average annual energy yield predicted from our simulation model based on historical resource data performed over a period of typically greater than 25 years.
The LTA generation for Gas and Energy Transition is not applicable as these units are dispatchable and their production is largely dependent on market conditions and merchant demand.
Total production for the three and six months ended June 30, 2024, increased compared with the same periods in 2023.
Hydro production for the three and six months ended June 30, 2024, decreased by 190 GWh and 145 GWh, or 31 per cent and 16 per cent, respectively. Lower energy production at Hydro was due to the optimization of water supply to facilitate generation during the higher anticipated demand periods of summer and winter in 2024, compared to the higher pricing experienced in 2023, which promoted higher production during the same period in the prior year.
The Wind and Solar production for the three and six months ended June 30, 2024, increased by 640 GWh and 941 GWh, or 75 per cent and 46 per cent, respectively, primarily due to:
•Production from new facilities, including the Garden Plain wind facility commissioned in August 2023, the White Rock West and East wind facilities commissioned in January and April 2024, respectively, and the Horizon Hill facility commissioned in May 2024;
•The return to service of the Kent Hills wind facilities, completed in the first quarter of 2024;
•Precommissioning production from the White Rock East and the Horizon Hill wind facilities in the first quarter of 2024; and
•Higher wind resource in Alberta.
Gas segment production for the three and six months ended June 30, 2024, increased by 339 GWh and 695 GWh, or 13 per cent and 12 per cent, respectively. The higher production from the segment was primarily driven by lower planned outages at the Alberta gas assets. In addition, market conditions in the Ontario wholesale power market were favourable which enabled higher dispatch at the Sarnia facility and resulted in higher merchant production to the Ontario grid.
Production from the Energy Transition segment for the three and six months ended June 30, 2024, was negatively impacted by increased economic dispatch at the Centralia facility due to lower market prices compared to prior periods and higher planned and unplanned outage hours. There are no further planned outages at Centralia as the coal unit will retire at the end of 2025.

M8	TransAlta Corporation

Market Pricing

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Alberta spot power price ($/MWh)	45	160	72	151
Mid-Columbia spot power price (US$/MWh)	29	51	67	78
Ontario spot power price ($/MWh)	28	22	31	25
Natural gas price (AECO) ($/GJ)	1.14	2.39	1.54	2.74
For the three and six months ended June 30, 2024, spot electricity prices in Alberta were on average lower compared with the same periods in 2023, driven by additions of new natural gas, wind and solar supply in the market, and lower natural gas prices.
Spot electricity prices in the Pacific Northwest were lower on average compared to the same periods in 2023 due to lower natural gas prices.
AECO natural gas prices for the three and six months ended June 30, 2024, were lower compared with the same periods in 2023, mainly due to improved gas production and higher storage levels in Alberta and throughout North America.
Financial Performance review on Consolidated Information

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Revenues	582	625	1,529	1,714
Fuel and purchased power	154	188	477	513
Carbon compliance	(8)	25	32	57
Operations, maintenance and administration	144	134	278	258
Depreciation and amortization	131	173	255	349
Earnings before income taxes	94	79	361	462
Income tax expense (recovery)	28	(18)	57	31
Net earnings attributable to common shareholders	56	62	278	356
Net earnings (loss) attributable to non-controlling interests	(3)	23	13	63
Second Quarter Variance Analysis (2024 versus 2023)
Revenues for the three and six months ended June 30, 2024, decreased by $43 million and $185 million, respectively, or 7 per cent and 11 per cent, compared to the same periods in 2023, although results were broadly in line with expectations. The decrease was primarily due to:
•Lower revenue from lower merchant spot and hedged power prices in the Alberta market. The Company had settled a higher volume of power hedges for the second quarter that generated positive contributions over settled spot prices; and
•Lower production at Centralia in the Energy Transition segment from higher economic dispatch due to lower market prices and higher planned outage hours for Centralia's last major turnaround prior to retirement; partially offset by
•Commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities; and
•Higher environmental and tax attributes revenue due to the recently announced sale of production tax credits from the Oklahoma facilities to taxable US counterparties.
Fuel and purchased power costs for the three and six months ended June 30, 2024, decreased by $34 million and $36 million, respectively, or 18 per cent and 7 per cent, compared to the same periods in 2023, primarily due to:
•Lower production in the Energy Transition segment; and
•Lower natural gas prices; partially offset by
•Higher production in the Gas segment.

TransAlta Corporation	M9

Carbon compliance costs for the three and six months ended June 30, 2024, decreased by $33 million and $25 million, respectively, or 132 per cent and 44 per cent, compared to the same period in 2023, primarily due to:
•The utilization of internally generated and externally purchased emission credits to settle a portion of our 2023 greenhouse gas ("GHG") obligation; partially offset by
•An increase in the carbon price per tonne from $65 per tonne in 2023 to $80 per tonne in 2024; and
•Higher production in the Gas segment.
Operations, maintenance and administration ("OM&A") expenses for the three and six months ended June 30, 2024, increased by $10 million and $20 million, respectively, or 7 per cent and 8 per cent, compared to the same periods in 2023, primarily due to:
•Higher spending on strategic and growth initiatives;
•Higher legal costs related to growth initiatives and provisions; and
•The addition of the Garden Plain, White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities, salary escalations, higher insurance costs and long-term service agreement escalations.
Depreciation and amortization for the three and six months ended June 30, 2024, decreased by $42 million and $94 million, respectively, or 24 per cent and 27 per cent, compared to the same periods in 2023, primarily due to:
•Revisions to useful lives on certain facilities in prior periods, partially offset by
•Commercial operation of the White Rock and Horizon Hill wind facilities and return to service at Kent Hills.
Earnings before income taxes for the three and six months ended June 30, 2024, increased by $15 million and decreased by $101 million, respectively, or 19 per cent and 22 per cent, compared to the same periods in 2023, due to the above noted items.
Income tax expense for the three and six months ended June 30, 2024, increased by $46 million and $26 million, respectively, or 256 per cent and 84 per cent, respectively, compared to the same periods in 2023, primarily due to a recovery related to the reversal of previously derecognized Canadian deferred tax assets in the second quarter of 2023.
Net earnings attributable to non-controlling interests for the three and six months ended June 30, 2024, decreased by $26 million and $50 million, respectively, or 113 per cent and 79 per cent, compared to the same periods in 2023, primarily due to lower net earnings for TransAlta Cogeneration, LP ("TA Cogen") resulting from lower merchant pricing in the Alberta market and the acquisition of TransAlta Renewables Inc. ("TransAlta Renewables") on Oct. 5, 2023.

M10	TransAlta Corporation

Adjusted EBITDA
For the three and six months ended June 30, 2024, the Company's adjusted EBITDA was $312 million and $643 million, respectively, as compared to $387 million and $890 million, respectively, in 2023, a decrease of $75 million and $247 million, respectively. The major factors impacting adjusted EBITDA are summarized in the following tables:

3 months ended June 30
Adjusted EBITDA for the three months ended June 30, 2023	387
Hydro: lower primarily due to lower power and ancillary services prices in the Alberta market and lower energy production, partially offset by favourable hedging positions, higher sales of emission credits to third parties and intercompany sales to the Gas segment and higher ancillary service volumes due to increased demand by the AESO.	(64)
Wind and Solar: higher primarily due to the commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities, new sales of production tax credits, the return to service of the Kent Hills wind facilities and stronger wind resource in Alberta, partially offset by lower realized power pricing in the Alberta market and higher OM&A due to the addition of the new wind and solar facilities.	38
Gas: lower primarily due to lower power and ancillary services prices in Alberta, lower capacity payments, higher fuel and purchased power from higher production and an increase in the carbon price, partially offset by lower planned outages in Alberta, lower natural gas prices, the utilization of emission credits to settle a portion of our 2023 GHG obligation and lower OM&A due to the timing of maintenance.	(20)
Energy Transition: lower primarily due to increased economic dispatch due to lower market prices which negatively impacted production, partially offset by lower fuel and purchased power costs.	(10)
Energy Marketing: lower primarily due to lower realized settled trades during the period in comparison to the prior period.	(13)
Corporate: lower primarily due to increased spending to support strategic and growth initiatives.	(6)
Adjusted EBITDA(1) for the three months ended June 30, 2024	312
(1)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TransAlta Corporation	M11

6 months ended June 30
Adjusted EBITDA for the six months ended June 30, 2023	890
Hydro: lower primarily due to lower realized power and ancillary services prices in the Alberta market and lower energy production, partially offset by favourable hedging positions, higher sales of emission credits to third parties and intercompany sales to the Gas segment and higher ancillary service volumes due to increased demand by the AESO.	(83)
Wind and Solar: higher primarily due to the commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities, new sales of production tax credits and the return to service of the Kent Hills wind facilities, partially offset by lower realized power pricing in the Alberta market and higher OM&A due to the addition of the new wind and solar facilities.	39
Gas: lower primarily due to lower realized power and ancillary services prices in Alberta, lower capacity payments, higher fuel and purchased power from higher production and an increase in the carbon price, partially offset by lower planned outages in Alberta, lower natural gas prices and the utilization of emission credits to settle a portion of our 2023 GHG obligation.	(126)
Energy Transition: lower primarily due to increased economic dispatch due to lower market prices which negatively impacted production, partially offset by lower fuel and purchased power costs.	(38)
Energy Marketing: lower primarily due to lower realized settled trades during the period in comparison to the prior period.	(32)
Corporate: lower primarily due to increased spending to support strategic and growth initiatives.	(7)
Adjusted EBITDA(1) for the six months ended June 30, 2024	643
(1)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

M12	TransAlta Corporation

Free Cash Flow
For the three and six months ended June 30, 2024, the Company's FCF decreased by $106 million and $160 million, respectively, or 38 per cent and 30 per cent, compared with the same periods in 2023. The major factors impacting FCF are summarized in the following table:

3 months ended June 30
FCF for the three months ended June 30, 2023	278
Lower adjusted EBITDA: due to the items noted above.	(75)
Higher current income tax expense due to the non-capital loss carryforwards being fully utilized in 2023.	(75)
Higher net interest expense due to lower capitalized interest and lower interest income.	(19)
Lower distributions paid to subsidiaries' non-controlling interests relating to lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market and the cessation of distributions by TransAlta Renewables Inc.	48
Other non-cash items(1)	8
Other(2)	7
FCF(3) for the three months ended June 30, 2024	172
(1)Other non-cash items consists of carbon obligation, contract liabilities, and the SunHills royalty onerous contract. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF section tables in this MD&A for more details.
(2)Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF section tables in this MD&A for more details.
(3)FCF is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

6 months ended June 30
FCF for the six months ended June 30, 2023	541
Lower adjusted EBITDA: due to the items noted above.	(247)
Higher current income tax expense due to the non-capital loss carryforwards being fully utilized in 2023.	(42)
Higher net interest expense due to lower capitalized interest and lower interest income.	(22)
Lower sustaining capital expenditures and the receipt of a lease incentive related to the relocation of the Company's head office.	24
Lower distributions paid to subsidiaries' non-controlling interests relating to lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market and the cessation of distributions by TransAlta Renewables Inc.	105
Other non-cash items(1)	22
FCF(2) for the six months ended June 30, 2024	381
(1)Other non-cash items consists of carbon obligation, contract liabilities, and the SunHills royalty onerous contract. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF section tables in this MD&A for more details.
(2)FCF is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TransAlta Corporation	M13

Capital Expenditures
We are in a long-cycle, capital-intensive business that requires significant capital expenditures. Our goal is to undertake sustaining capital expenditures that ensure our facilities operate reliably and safely. The following table provides our sustaining capital spend by segment.

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Hydro	10	8	13	14
Wind and Solar	4	3	7	6
Gas	11	14	14	17
Energy Transition	12	11	12	11
Corporate	3	8	(6)	16
Total sustaining capital expenditures	40	44	40	64
Total sustaining capital expenditures for the three and six months ended June 30, 2024, were $4 million and $24 million lower, respectively, compared with the same periods in 2023, primarily due to:
•The receipt of a lease incentive related to the relocation of the Company's head office, included in the Corporate segment; and
•Lower planned major maintenance at our Alberta and Australian gas assets.

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Hydro	3	—	6	—
Wind and Solar	—	154	48	424
Gas	12	1	16	1
Growth and development expenditures(1)	15	155	70	425
(1)Expenditures related to projects in the development phase are allocated by segment.
Growth and development expenditures are impacted by the timing and construction of the projects within the development pipeline. For the three and six months ended June 30, 2024, growth and development expenditures were lower compared to the same period in the prior year, as many of the development projects achieved commercial operation in the past six months.
The White Rock East and Horizon Hill wind facilities were commissioned in the second quarter of 2024. The White Rock West wind facility and Mount Keith 132kV expansion were commissioned in the first quarter of 2024. The 2023 growth and development expenditures also included the Garden Plain wind facility, which was commissioned in August 2023, and the Northern Goldfields solar facilities, which were commissioned in November 2023. Refer to the Strategy and Capability to Deliver Results section of this MD&A for more details.

M14	TransAlta Corporation

Significant and Subsequent Events
Appointment of New CFO
On June 30, 2024, Todd Stack, the former Executive Vice President, Finance and CFO retired from the Company. The Board of Directors expresses its deep appreciation to Todd for his contributions to TransAlta and its success during his 34-year career with the Company.
The Board appointed Joel E. Hunter as Executive Vice President, Finance and Chief Financial Officer, effective July 1, 2024.
Normal Course Issuer Bid ("NCIB") and Automatic Share Purchase Plan ("ASPP")
TransAlta is committed to enhancing shareholder returns through appropriate capital allocation such as share buybacks and its quarterly dividend. The Company previously announced an enhanced common share repurchase program for 2024 of up to $150 million, targeting up to 42 per cent of 2024 FCF guidance to be returned to shareholders in the form of share repurchases and dividends.
On May 27, 2024, the Company announced that it had received approval from the Toronto Stock Exchange to purchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2024 and terminates May 31, 2025. Any common shares purchased under the NCIB will be cancelled.

On June 21, 2024, the Company entered into an ASPP to facilitate repurchases of TransAlta's common shares under its NCIB.

Under the ASPP, the Company’s broker may purchase common shares from the effective date of the ASPP until the termination of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on the earliest of: (a) Aug. 6, 2024; (b) the date on which the maximum purchase limits under the ASPP are reached; or (c) the date on which the Company terminates the ASPP in accordance with its terms.

During the six months ended June 30, 2024, the Company purchased and cancelled a total of 9,537,200 common shares, at an average price of $9.54 per common share, for a total cost of $91 million, including tax on share buybacks.
Production Tax Credit ("PTC") Sale Agreements
On Feb. 22, 2024, the Company entered into a 10-year transfer agreement with an AA- rated customer for the sale of approximately 80 per cent of the expected PTCs to be generated from the White Rock and the Horizon Hill wind facilities.
On June 21, 2024, the Company entered into an additional 10-year transfer agreement with an A+ rated customer for sale of the remaining 20 per cent of the expected PTCs.
The expected annual average EBITDA from these contracts is approximately $78 million (US$57 million).
Horizon Hill Wind Facility Achieved Commercial Operation
On May 21, 2024, the 200 MW Horizon Hill wind facility achieved commercial operation. The facility is located in Logan County, Oklahoma and is fully contracted to Meta for the offtake of 100 per cent of the generation.
White Rock Wind Facilities Achieve Commercial Operation
On Jan. 1, 2024, the 100 MW White Rock West wind facility achieved commercial operation. On April 22, 2024, the 200 MW White Rock East wind facility was also commissioned. The facilities are located in Caddo County, Oklahoma and are contracted under two long-term PPAs with Amazon for the offtake of 100 per cent of the generation from the facilities.
Annual Shareholder Meeting
The Honourable Rona Ambrose did not stand for re-election and retired from the Board following the annual shareholder meeting on April 25, 2024. At the annual shareholder meeting, the Company received strong support on all items of business, including the election of 12 directors, the reappointment of auditors and the Company's approach to executive compensation.

TransAlta Corporation	M15

Bow River Basin Memorandum of Understanding
On April 19, 2024, the Company announced it had signed a voluntary water-sharing memorandum of understanding with over thirty other water licence holders in the Bow River Basin. The Government of Alberta continues to anticipate and prepare for lower water conditions this summer with specific concerns in southern Alberta where agriculture could be impacted by water shortages. The Government of Alberta is leading efforts to coordinate water usage among water licence holders for Alberta river basins in an effort to ensure licensees get the water they need as opposed to the water to which they are entitled. In recognition of the unique role the Company plays in managing water flows while also serving as a key provider to Alberta's electricity grid, we look forward to working with the Government and downstream stakeholders to maximize water storage in the early season to help mitigate any anticipated drought conditions. We anticipate the Company's water management efforts will not have an adverse impact on our electricity generating and environmental objectives.
Mount Keith 132kV Expansion Complete
The Mount Keith 132kV expansion project was completed during the first quarter of 2024. The expansion was developed under the existing PPA with BHP Nickel West ("BHP"), which has a term of 15 years. The expansion will facilitate the connection of additional generating capacity to the transmission network which supports BHP's operations and increases its competitiveness as a supplier of low-carbon nickel.

Segmented Financial Performance and Operating Results
Segmented information is prepared on the same basis that the Company manages its business, evaluates financial results and makes key operating decisions. The following table reflects the summary financial information on a consolidated basis for the three and six months ended June 30:

	3 months ended June 30		6 months ended June 30
Adjusted EBITDA(1)	2024	2023	2024	2023
Hydro	83	147	170	253
Wind and Solar	88	50	177	138
Gas	146	166	280	406
Energy Transition	3	13	29	67
Energy Marketing	30	43	50	82
Corporate	(38)	(32)	(63)	(56)
Total adjusted EBITDA(1)	312	387	643	890
Earnings before income taxes	94	79	361	462
(1)This item is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

M16	TransAlta Corporation

Hydro

	3 months ended June 30				6 months ended June 30
	2024	2023	Change		2024	2023	Change
Gross installed capacity (MW)	922	922	—	—%	922	922	—	—%
LTA generation (GWh)	593	593	—	—%	995	995	—	—%
Availability (%)	90.5	94.8	(4.3)	(5)%	91.2	94.4	(3.2)	(3)%
Production
Contract production (GWh)	86	119	(33)	(28)%	124	142	(18)	(13)%
Merchant production (GWh)	340	497	(157)	(32)%	653	780	(127)	(16)%
Total energy production (GWh)	426	616	(190)	(31)%	777	922	(145)	(16)%
Ancillary services volumes (GWh)(1)	699	570	129	23%	1,360	1,213	147	12%

Alberta Hydro Assets revenues(2)(3)	23	95	(72)	(76)%	72	166	(94)	(57)%
Other Hydro Assets and other revenues(2)(4)	14	18	(4)	(22)%	22	24	(2)	(8)%
Alberta Hydro ancillary services revenues(1)	24	53	(29)	(55)%	60	92	(32)	(35)%
Environmental and tax attribute revenues	39	1	38	3,800%	53	9	44	489%
Revenues(5)	100	167	(67)	(40)%	207	291	(84)	(29)%
Fuel and purchased power	3	5	(2)	(40)%	9	10	(1)	(10)%
Gross margin(6)	97	162	(65)	(40)%	198	281	(83)	(30)%
OM&A	13	14	(1)	(7)%	26	26	—	—%
Taxes, other than income taxes	1	1	—	—%	2	2	—	—%
Adjusted EBITDA(6)	83	147	(64)	(44)%	170	253	(83)	(33)%
Supplemental Information:
Gross revenues per MWh
Alberta Hydro Assets energy ($/MWh)(2)(3)	68	191	(123)	(64)%	110	213	(103)	(48)%
Alberta Hydro Assets ancillary ($/MWh)(1)	34	93	(59)	(63)%	44	76	(32)	(42)%
(1)Ancillary services as described in the Alberta Electric System Operator ("AESO") Consolidated Authoritative Document Glossary.
(2)Alberta Hydro Assets include 13 hydro facilities on the Bow and North Saskatchewan river systems. Other Hydro assets includes our hydro facilities in British Columbia, Ontario and Alberta (other than the Alberta Hydro Assets) and transmission revenues.
(3)The Company entered into forward hedges that are included in the Alberta Hydro Asset revenues.
(4)Other revenue includes revenues from our transmission business and other contractual arrangements, including the flood mitigation agreement with the Government of Alberta and black start services.
(5)For details of the adjustments to revenues included in adjusted EBITDA refer to the Additional IFRS and Non-IFRS Measures section of this MD&A.
(6)Adjusted EBITDA and gross margin are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS and Non-IFRS Measures section of this MD&A.
Revenues for the three and six months ended June 30, 2024 decreased compared with the same periods in 2023, although results were broadly in line with expectations. The factors that drove these changes were primarily due to:
•Lower power and ancillary services prices in the Alberta market resulting from the anticipated increased supply of new renewable and lower-cost dispatchable gas facilities in the province; and
•Lower energy production due to the optimization of water supply to facilitate generation during the higher demand periods in 2024; partially offset by
•Higher volume of favourable hedging positions settled;
•Higher environmental and tax attribute revenue due to the increased sales of emission credits to third parties and intercompany sales to the Gas segment; and
•Higher ancillary services volumes due to increased demand by the AESO.
Adjusted EBITDA for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023, primarily due to lower revenues as explained by the factors noted above.
For further discussion on the Alberta market conditions and pricing, refer to the Alberta Electricity Portfolio section of this MD&A.

TransAlta Corporation	M17

Wind and Solar

	3 months ended June 30				6 months ended June 30
	2024	2023	Change		2024	2023	Change
Gross installed capacity (MW)(1)	2,584	1,906	678	36%	2,584	1,906	678	36%
LTA generation (GWh)	1,618	1,097	521	47%	3,262	2,520	742	29%
Availability (%)	94.3	87.1	7.2	8%	93.9	85.0	8.9	10%
Production
Contract production (GWh)	1,162	631	531	84%	2,316	1,502	814	54%
Merchant production (GWh)	337	228	109	48%	681	554	127	23%
Total production (GWh)	1,499	859	640	75%	2,997	2,056	941	46%

Revenues	92	71	21	30%	194	173	21	12%
Environmental and tax attribute revenues	30	7	23	329%	48	20	28	140%
Revenues(2)	122	78	44	56%	242	193	49	25%
Fuel and purchased power	8	7	1	14%	17	16	1	6%
Gross margin(3)	114	71	43	61%	225	177	48	27%
OM&A	24	18	6	33%	44	35	9	26%
Taxes, other than income taxes	4	4	—	—%	8	7	1	14%
Net other operating income	(2)	(1)	(1)	100%	(4)	(3)	(1)	33%
Adjusted EBITDA(3)	88	50	38	76%	177	138	39	28%
(1)Gross installed capacity and availability for 2024 includes the 130 MW Garden Plain wind facility that achieved commercial operation in August 2023, the 48 MW Northern Goldfields solar facilities that achieved commercial operation in November 2023, the 100 MW White Rock West and 200 MW White Rock East wind facilities that achieved commercial operation in January and April 2024, respectively, and the 200 MW Horizon Hill wind facility that achieved commercial operation in May 2024.
(2)For details of the adjustments to revenues included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(3)Adjusted EBITDA and gross margin are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS and Non-IFRS Measures section of this MD&A.
Revenues for the three and six months ended June 30, 2024, increased compared with the same periods in 2023 primarily due to:
•Commercial operation of the White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities;
•Higher environmental and tax attribute revenue due to the commencement of the recently announced sales agreements to transfer production tax credits from the Oklahoma facilities to taxable US counterparties;
•Higher production from the return to service of the Kent Hills wind facilities; and
•Stronger wind resource in Alberta in the second quarter; partially offset by
•Lower realized power prices in the Alberta market resulting from the anticipated increased supply of new renewable and lower-cost dispatchable gas facilities in the province.
Adjusted EBITDA for the three and six months ended June 30, 2024, increased compared with the same periods in 2023, primarily due to:
•Higher revenues as explained by the factors above; partially offset by
•Higher OM&A related to the addition of the Garden Plain, White Rock and Horizon Hill wind facilities and the Northern Goldfields solar facilities, salary escalations, higher insurance costs and long-term service agreement escalations.

M18	TransAlta Corporation

Gas

	3 months ended June 30				6 months ended June 30
	2024	2023	Change		2024	2023	Change
Gross installed capacity (MW)	3,087	3,084	3	—%	3,087	3,084	3	—%
Availability (%)	95.3	85.8	9.5	11%	94.9	91.1	3.8	4%
Production
Contract sales volume (GWh)	1,676	914	762	83%	3,398	1,970	1,428	72%
Merchant sales volume (GWh)	1,408	1,649	(241)	(15)%	3,453	3,898	(445)	(11)%
Purchased power (GWh)(1)	(230)	(48)	(182)	379%	(469)	(181)	(288)	159%
Total production (GWh)	2,854	2,515	339	13%	6,382	5,687	695	12%

Revenues(2)	303	320	(17)	(5)%	657	755	(98)	(13)%
Fuel and purchased power(2)	96	84	12	14%	237	213	24	11%
Carbon compliance	26	25	1	4%	66	57	9	16%
Gross margin(3)	181	211	(30)	(14)%	354	485	(131)	(27)%
OM&A	42	50	(8)	(16)%	88	91	(3)	(3)%
Taxes, other than income taxes	3	4	(1)	(25)%	6	8	(2)	(25)%
Net other operating income	(10)	(9)	(1)	11%	(20)	(20)	—	—%
Adjusted EBITDA(3)	146	166	(20)	(12)%	280	406	(126)	(31)%
(1)Power required to fulfill contractual obligations during planned and unplanned outages is included in purchased power.
(2)For details of the adjustments to revenues and fuel and purchased power included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(3)Adjusted EBITDA and gross margin are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
Revenues for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023, although results were broadly in line with expectations. The decrease was primarily due to:
•Lower power and ancillary services prices from the Alberta merchant fleet; and
•Lower capacity payments in 2024 for Southern Cross Energy in Australia due to the scheduled conclusion on Dec. 31, 2023 of the demand capacity charge under the customer contract, partially offset by the commencement in March 2024 of capacity payments for the Mount Keith 132kV expansion; partially offset by
•Higher volume of favourable hedging positions settled, which generated positive contributions over settled spot prices; and
•Lower planned outages in Alberta.
Adjusted EBITDA for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023, primarily due to:
•Lower revenues explained above;
•Higher fuel and purchased power from higher production; and
•An increase in the carbon price from $65 per tonne to $80 per tonne, impacting gross margin from our Canadian gas assets; partially offset by
•Lower natural gas prices;
•The utilization of emission credits to settle a portion of our 2023 GHG obligation; and
•Lower OM&A expenses mainly due to the timing of when maintenance has been performed.

TransAlta Corporation	M19

Energy Transition

	3 months ended June 30				6 months ended June 30
	2024	2023	Change		2024	2023	Change
Gross installed capacity (MW)	671	671	—	—%	671	671	—	—%
Availability (%)	59.0	58.8	0.2	—%	69.0	76.6	(7.6)	(10)%
Production
Contract sales volume (GWh)	829	830	(1)	—%	1,659	1,650	9	1%
Merchant sales volume (GWh)	44	656	(612)	(93)%	977	1,999	(1,022)	(51)%
Purchased power (GWh)(1)	(871)	(880)	9	(1)%	(1,833)	(1,746)	(87)	5%
Total production (GWh)	2	606	(604)	(100)%	803	1,903	(1,100)	(58)%

Revenues(2)	66	118	(52)	(44)%	276	371	(95)	(26)%
Fuel and purchased power	46	90	(44)	(49)%	212	271	(59)	(22)%
Gross margin(3)	20	28	(8)	(29)%	64	100	(36)	(36)%
OM&A	15	14	1	7%	33	31	2	6%
Taxes, other than income taxes	2	1	1	100%	2	2	—	—%
Adjusted EBITDA(3)	3	13	(10)	(77)%	29	67	(38)	(57)%
Supplemental information:
Highvale mine reclamation spend	3	4	(1)	(25)%	6	6	—	—%
Centralia mine reclamation spend	4	4	—	—%	7	7	—	—%
(1)All of the power produced by Centralia is sold by the Energy Marketing segment for physical market delivery, which is shown as merchant sales volumes. Power required to fulfil contractual obligations is included in purchased power. Total production from the facility includes the net result of merchant sales volumes and purchased power.
(2)For details of the adjustments to revenues included in adjusted EBITDA refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(3)Adjusted EBITDA and gross margin are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
Revenues for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023, primarily due to:
•Increased economic dispatch due to lower market prices which negatively impacted production.

Adjusted EBITDA for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023, primarily due to:
•Lower revenues as explained by the factors above; partially offset by
•Lower fuel costs due to lower production volumes.

Mine reclamation spend for the three and six months ended June 30, 2024, was consistent compared with the same periods in 2023.

M20	TransAlta Corporation

Energy Marketing

	3 months ended June 30				6 months ended June 30
	2024	2023	Change		2024	2023	Change
Revenues(1)	39	49	(10)	(20)%	69	102	(33)	(32)%
OM&A	9	6	3	50%	19	20	(1)	(5)%
Adjusted EBITDA(2)	30	43	(13)	(30)%	50	82	(32)	(39)%
(1)For details of the adjustments to revenues included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A. Adjusted EBITDA is not defined and has no standardized meaning under IFRS.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
Adjusted EBITDA for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023. This was in line with management's expectations, but lower quarter over quarter, primarily due to:
•Lower realized settled trades in the first and second quarters of 2024 in comparison to the prior periods.
The Company was able to capitalize on volatility in the trading of both physical and financial power and gas products across North American deregulated markets while maintaining the overall risk profile of the business unit.

Corporate

	3 months ended June 30				6 months ended June 30
3 months ended June 30	2024	2023	Change		2024	2023	Change
OM&A(1)	38	32	6	19%	63	56	7	13%
Adjusted EBITDA(2)	(38)	(32)	(6)	19%	(63)	(56)	(7)	13%
(1)For details of the adjustments to OM&A included in adjusted EBITDA, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
Adjusted EBITDA for the three and six months ended June 30, 2024, decreased compared with the same periods in 2023, primarily due to:
•Increased spending to support strategic and growth initiatives.

TransAlta Corporation	M21

Performance by Segment with Supplemental Geographical Information
The following table provides adjusted EBITDA performance of our facilities across the regions we operate in:

3 months ended June 30, 2024	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Alberta	80	16	94	(2)	30	(38)	180
Canada, excluding Alberta	3	28	26	—	—	—	57
US	—	42	3	5	—	—	50
Australia	—	2	23	—	—	—	25
Adjusted EBITDA(1)	83	88	146	3	30	(38)	312
Earnings before income taxes							94

3 months ended June 30, 2023	Hydro	Wind and Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Alberta	144	12	109	(2)	43	(32)	274
Canada, excluding Alberta	3	20	21	—	—	—	44
US	—	18	2	15	—	—	35
Australia	—	—	34	—	—	—	34
Adjusted EBITDA(1)	147	50	166	13	43	(32)	387
Earnings before income taxes							79

6 months ended June 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Alberta	167	40	178	(5)	50	(63)	367
Canada, excluding Alberta	3	68	50	—	—	—	121
US	—	65	6	34	—	—	105
Australia	—	4	46	—	—	—	50
Adjusted EBITDA(1)	170	177	280	29	50	(63)	643
Earnings before income taxes							361

6 months ended June 30, 2023	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate	Total
Alberta	250	43	287	(4)	82	(56)	602
Canada, excluding Alberta	3	50	46	—	—	—	99
US	—	45	4	71	—	—	120
Australia	—	—	69	—	—	—	69
Adjusted EBITDA(1)	253	138	406	67	82	(56)	890
Earnings before income taxes							462
(1)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Presenting this from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Refer to the Segmented Financial Performance and Operating Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. Also, refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

M22	TransAlta Corporation

Optimization of the Alberta Portfolio
Our merchant exposure is primarily in Alberta, where 49 per cent of our capacity is located and 75 per cent of our Alberta assets are available to participate in the merchant market. Our portfolio of merchant assets in Alberta consists of hydro facilities, wind facilities, a battery storage facility and natural gas generation facilities.
Generating capacity in Alberta is subject to market forces. Power from commercial generation is cleared through a wholesale electricity market. Power is dispatched in accordance with an economic merit order administered by the AESO, based upon offers by generators to sell power in the real-time energy-only market. Our merchant Alberta fleet operates under this framework and we internally manage our offers to sell power.
Optimization of portfolio performance in the Alberta merchant market is driven by the diversity of fuel types and enables portfolio management. It also provides us with capacity that can be monetized, as ancillary services are dispatched into the energy market, during times of supply tightness. A significant portion of the thermal generation capacity in the portfolio has been hedged to provide greater cash flow certainty. The Company's hedging strategy includes maintaining a significant base of commercial and industrial ("C&I") customers and is supplemented with financial hedges.
During periods of low market prices, the Company may choose not to generate power from the thermal fleet and will monetize its hedge or contract positions. This results in a change in revenue not correlating with a change in production.
In the three and six months ended June 30, 2024, there were periods of lower market prices, and the Company opted not to generate production from the thermal fleet to fulfil the contracts. As a result, the thermal generation sold through C&I contracts and financial hedges exceeded the actual merchant production generated.
The Alberta hydro fleet provides ancillary services and grid reliability products such as black start services, in the event of a system-wide blackout in the province, and drought mitigation, by systematically regulating river flows.
Our Alberta wind and hydro fleets provide a steady stream of environmental credits to meet ESG goals.

	2024					2023
3 months ended June 30	Hydro	Wind & Solar	Gas	Energy Transition	Total	Hydro	Wind & Solar	Gas	Energy Transition	Total
Gross installed capacity (MW)	834	766	1,963	—	3,563	834	636	1,960	—	3,430
Total production (GWh)	340	537	1,842	—	2,719	497	337	1,691	—	2,525
Contract production (GWh)	—	287	593	—	880	—	110	137	—	247
Merchant production (GWh)	340	250	1,249	—	1,839	497	227	1,554	—	2,278
Hedged production (GWh)	110	34	1,988	—	2,132	6	38	1,670	—	1,714
Production contracted or hedged (%)	32%	60%	140%	—%	111%	1%	44%	107%	—%	78%
Hedged production as a percentage of gross installed capacity (%)	6%	2%	46%	—%	36%	—%	3%	39%	—%	23%

Revenues(1) ($)	94	29	196	2	321	160	26	212	—	398
Fuel and purchased power ($)	3	4	70	—	77	5	4	65	—	74
Carbon compliance ($)	—	—	21	1	22	—	—	22	—	22
Gross margin ($)	91	25	105	1	222	155	22	125	—	302
(1)Revenues have been adjusted to exclude the impact of unrealized mark-to-market gains or losses and to include realized gains and losses on closed exchange positions.

TransAlta Corporation	M23

	2024					2023
6 months ended June 30	Hydro	Wind & Solar	Gas	Energy Transition	Total	Hydro	Wind & Solar	Gas	Energy Transition	Total
Gross installed capacity (MW)	834	766	1,963	—	3,563	834	636	1,960	—	3,430
Total production (GWh)	653	1,031	4,207	—	5,891	780	840	4,060	—	5,680
Contract production (GWh)	—	526	1,201	—	1,727	—	286	287	—	573
Merchant production (GWh)	653	505	3,006	—	4,164	780	554	3,773	—	5,107
Hedged production (GWh)	194	70	3,813	—	4,077	172	106	3,550	—	3,828
Production contracted or hedged (%)	30%	58%	119%	—%	99%	22%	47%	95%	—%	77%
Hedged production as a percentage of gross installed capacity (%)	5%	2%	44%	—%	34%	5%	4%	41%	—%	26%

Revenues(1)(2) ($)	197	67	440	3	707	281	70	537	2	890
Fuel and purchased power ($)	8	8	180	—	196	9	11	168	—	188
Carbon compliance ($)(2)	—	—	57	1	58	—	—	51	—	51
Gross margin ($)	189	59	203	2	453	272	59	318	2	651
(1)Revenues have been adjusted to exclude the impact of unrealized mark-to-market gains or losses and to include realized gains and losses on closed exchange positions.
(2)The intercompany sales of emission credits from the Hydro segment to the Gas segment is eliminated on consolidation in the Corporate segment. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A
Total production for the three and six months ended June 30, 2024, was 2,719 GWh and 5,891 GWh, respectively, compared to 2,525 GWh and 5,680 GWh, respectively, of electricity in the same periods in 2023. The increase of 194 GWh and 211 GWh, or 8 per cent and 4 per cent, was primarily due to:
•Higher wind resource;
•The addition of the Garden Plain wind facility which was commissioned in August 2023; and
•Lower planned outages at the Alberta Gas assets; partially offset by
•Lower production from the Alberta Hydro assets due to the optimization of water supply to facilitate generation during higher demand periods.
Hedged production volumes for the three and six months ended June 30, 2024, increased compared to the same periods in 2023. In anticipation of the risk of lower prices in 2024 the Company deployed a defensive strategy to increase financial hedges for the merchant portfolio at attractive margins. Realized gains and losses on financial hedges are included in Revenues in the table above.
Gross margin for the three and six months ended June 30, 2024, was $222 million and $453 million compared to $302 million and $651 million in the same periods in 2023. The decrease of $80 million and $198 million, or 26 per cent and 30 per cent, was primarily due to:
•The impacts of lower Alberta spot power prices and lower fixed-price hedges; partially offset by
•Higher gains realized on financial hedges settled in the period;
•Higher environmental and tax attribute revenue due to the increased sales of emission credits to third parties and intercompany sales from the Hydro segment to the Gas segment; and
•The utilization of emission credits in the Gas segment to settle a portion of our 2023 GHG obligation.

M24	TransAlta Corporation

The following table provides information for the Company's Alberta electricity portfolio:

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Alberta Market
Spot power price average per MWh	45	160	72	151
Natural gas price (AECO) per GJ	1.14	2.39	1.54	2.74
Carbon compliance price per tonne	80	65	80	65
Alberta Portfolio Results
Realized merchant power price per MWh(1)	97	117	105	111
Hydro energy spot power price per MWh	58	199	103	189
Wind energy spot power price per MWh	31	75	41	83
Gas spot power price per MWh	56	202	89	175
Hydro ancillary spot price per MWh	34	94	44	76
Hedged power price average per MWh	84	91	86	116
Hedged volume (GWh)	2,132	1,714	4,077	3,828
Fuel and purchased power per MWh(2)	38	44	42	46
Carbon compliance cost per MWh(2)	11	10	13	13
(1)Realized merchant power price for the Alberta electricity portfolio is the average price realized as a result of the Company's merchant power sales and portfolio optimization activities (excluding assets under long-term contract and ancillary revenues) divided by total merchant GWh produced.
(2)Fuel and purchased power per MWh and carbon compliance cost per MWh are calculated on production from carbon-emitting generation, as well as power purchased, in the Gas and Energy Transition segments.
The average spot power price per MWh for the three and six months ended June 30, 2024, decreased from $160 and $151 per MWh, respectively, in 2023 to $45 per MWh and $72 per MWh, respectively, in 2024, primarily due to:
•Higher generation from the addition of new wind and solar and gas supply in the market compared to the prior periods;
•Lower natural gas prices; and
•Milder weather compared with the same periods in 2023.
Realized merchant power price per MWh of production for the three and six months ended June 30, 2024, decreased by $20 per MWh and $6 per MWh, respectively, compared to the same periods in 2023, primarily due to:
•Lower average spot power prices as explained above; and
•Lower hedge prices compared to the same periods in 2023; partially offset by
•Higher volume of favourable hedging positions settled which generated positive contributions over settled spot prices.
Fuel and purchased power cost per MWh for the three and six months ended June 30, 2024, decreased by $6 per MWh and $4 per MWh, respectively, compared to the same periods in 2023, primarily due to:
•Lower power prices on purchased power; and
•Lower natural gas prices.
Carbon compliance cost per MWh of production for the three and six months ended June 30, 2024, was consistent compared to the same periods in 2023. The increase in carbon pricing from $65 per tonne to $80 per tonne was offset by the utilization of emission credits to settle a portion of the 2023 GHG obligation.

TransAlta Corporation	M25

Selected Quarterly Information
Our results are seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are often incurred in the spring and fall when electricity prices are expected to be lower; electricity prices generally increase in the peak winter and summer months in our main markets due to increased heating and cooling loads. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring runoff and rainfall in the Pacific Northwest, which impacts production at Centralia. For the Alberta Hydro Assets, hydro production is impacted by the optimization of water supply to facilitate generation during the higher demand periods of summer and winter. Inversely, wind speeds are historically greater during the cold winter months and lower in the warm summer months.

	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Revenues	1,017	624	947	582
Earnings (loss) before income taxes	453	(35)	267	94
Net earnings (loss) attributable to common shareholders	372	(84)	222	56
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	1.41	(0.27)	0.72	0.18
Cash flow from operating activities	681	310	244	108

	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Revenues	929	854	1,089	625
Earnings before income taxes	126	7	383	79
Net earnings (loss) attributable to common shareholders	61	(163)	294	62
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	0.23	(0.61)	1.10	0.23
Cash flow from operating activities	204	351	462	11
(1)Basic and diluted earnings (loss) per share attributable to common shareholders is calculated in each period using the basic and diluted weighted average common shares outstanding during the period, respectively. As a result, the sum of the earnings (loss) per share for the four quarters making up the calendar year may sometimes differ from the annual earnings (loss) per share.
Operating results have been impacted by the following events:
•Commissioning of the Garden Plain wind facility in the third quarter of 2023, the Northern Goldfields solar facilities in the fourth quarter of 2023, the White Rock West wind facility in the first quarter of 2024 and the White Rock East and Horizon Hill wind facilities in the second quarter of 2024; and
•The outage of the Kent Hills 1 and 2 wind facilities in 2022 through to the fourth quarter of 2023. The remediation project was completed in the first quarter of 2024.
In addition to the items described above, revenues have been impacted by:
•Higher production in the first, second, and third quarters of 2023 and in the first and second quarters of 2024; and
•Lower realized pricing in the third and fourth quarters of 2023 and the first and second quarters of 2024 compared to the same periods in the prior years, due to lower volumes of power imported from adjacent markets and higher power prices during periods of overlapping outages and lower renewable operations. Pricing was also impacted by additions of new natural gas, wind and solar supply in the market.
Earnings (loss) before income taxes has been impacted by the following:
•The items described above;
•Lower natural gas prices in the last four quarters compared to the same periods in the prior year;
•Higher costs of carbon per tonne. In 2022, cost of carbon was $50 per tonne and increased to $65 per tonne in 2023 and to $80 per tonne in 2024. In the second quarter of 2024 carbon compliance costs were reduced by utilizing internally generated and externally purchased emission credits to settle a portion of the 2023 GHG obligation;
•OM&A costs in the second quarter of 2023 and the first and second quarters of 2024 were higher than the same periods in the prior years due to higher spending on strategic and growth initiatives;
•Depreciation in the last three quarters decreased compared to the same periods in the prior year due to revisions in useful lives on certain facilities that occurred in the third quarter of 2023;
•The effect of changes in decommissioning provisions for retired assets from an increase in discount rates in the third quarter of 2022;

M26	TransAlta Corporation

•The effects of changes in decommissioning provisions for retired assets due to changes in estimated cash flows and changes in useful lives, recognized in the third quarter of 2022 and 2023;
•Liquidated damages recoverable from turbine availability being below the contractual target at the Windrise wind facility recorded in all quarters, with higher amounts recognized in the first quarter of 2023; and
•Gains relating to the sale of assets being recognized in the fourth quarter of 2022.
Net earnings (loss) attributable to common shareholders has been impacted by fluctuations in current and deferred tax expense with earnings before tax across the quarters.
Strategy and Capability to Deliver Results
Our strategic focus is to invest in clean electricity solutions that meet the needs and objectives of our customers and communities. We invest in a disciplined and prudent manner to deliver appropriate risk-adjusted returns for our shareholders. To support this strategy, we maintain a robust pipeline of approximately 5 GW of project opportunities focused on hydro, wind, solar, energy storage and gas.
On Nov. 21, 2023, the Company updated its five-year strategic growth targets and Clean Electricity Growth Plan. The Company established six strategic priorities to focus our path from 2024 to 2028. Refer to the Strategy and Capacity to Deliver Results and Strategic Priorities and Clean Electricity Growth Plan to 2028 sections of the Annual MD&A for further details.
Impact of Alberta Government Electricity Announcements
On Feb. 28, 2024, the Government of Alberta (“GoA”) announced new restrictions and requirements that apply to the approval process for new renewable projects and power plants. This includes prohibiting wind generation development within 35 kilometres of a protected area or other areas designated as a "pristine viewscape" by the GoA, restricting renewable development on class 1 and 2 agricultural lands, imposing new mandatory requirements to post bonds and/or provide financial security to meet reclamation obligations, and granting municipalities standing in Alberta Utilities Commission ("AUC") power plant regulatory proceedings.

On March 11, 2024, the GoA announced a wholesale electricity market redesign and associated interim regulations. While these changes have had an immediate impact on market stability, TransAlta believes the near-term impacts on the Company’s existing assets will be muted given current market conditions, while new growth projects in Alberta will be paused until the new market structure is defined. The Company will remain actively involved in the design process through consultation efforts with the GoA and associated agencies.
The interim regulations filed by the GoA were implemented on July 1, 2024. Refer to the Regulatory Updates section of this MD&A for more details on the Market Power Mitigation Regulation and the Supply Cushion Regulation.
Capital Allocation Decisions
It is the Company's view that our strong free cash flow results and expectations for 2024 are not appropriately reflected in the current trading price of our common shares. As a result, in February 2024, the Company announced an enhanced common share repurchase program for 2024 of up to $150 million towards the repurchase of common shares. Given the current environment, the Company believes the enhanced share repurchase plan is an appropriate and balanced used of capital, while still permitting the Company to pursue growth opportunities with appropriate returns. We remain committed to our capital allocation priorities and returning value to our shareholders.
During the six months ended June 30, 2024, the Company purchased and cancelled a total of 9,537,200 common shares, at an average price of $9.54 per common share, for a total cost of $91 million, including tax on share buybacks.

TransAlta Corporation	M27

Advanced-Stage Development
Advanced-Stage Development projects have detailed engineering, advanced positions in the interconnection queue and/or are progressing offtake opportunities.
Projects in advanced-stage development are progressing towards final investment decision and do not have final approval from the Board of Directors at time of reporting.
The following table shows the pipeline of future growth projects currently under advanced-stage development:

Project	Type	Region	Target investment date	MW
Tempest	Wind	Alberta	On hold	100
WaterCharger	Battery Storage	Alberta	On hold	180
Pinnacle 1 & 2	Gas	Alberta	On hold	44
Early-Stage Development
Early-Stage Development projects are in the early stages and may or may not move ahead. Generally, these projects will have:
•Collected meteorological data;
•Begun securing land control;
•Started environmental studies;
•Confirmed appropriate access to transmission; and
•Started preliminary permitting and other regulatory approval processes.

M28	TransAlta Corporation

The following table shows the pipeline of future growth projects currently under early-stage development:

Project	Type	Region	Potential investment date(1)	MW
Canada
New Brunswick Battery	Battery	New Brunswick	2025	10
Sunhills Solar	Solar	Alberta	2026	170
Tent Mountain Pumped Storage(2)	Hydro	Alberta	2026	160
Provost	Wind	Alberta	2026	170
Red Rock	Wind	Alberta	2027	100
Willow Creek 1	Wind	Alberta	2027	70
Willow Creek 2	Wind	Alberta	2027	70
Antelope Coulee	Wind	Saskatchewan	2027+	200
Other Canadian Opportunities	Wind	Various	2026+	190
Brazeau Pumped Hydro	Hydro	Alberta	TBD	300-900
Alberta Thermal Redevelopment(3)	Various	Alberta	TBD	250-500
		Total		1,690 - 2,540
United States
Monument Road	Wind	Nebraska	2025	152
Swan Creek	Wind	Nebraska	2025	126
Dos Rios	Wind	Oklahoma	2025	242
Cotton Belle 1	Solar	Texas	2026	104
Cotton Belle 2	Solar	Texas	2026	81
Square Top	Solar	Oklahoma	2026	195
Old Town	Wind	Illinois	2026	185
Canadian River	Wind	Oklahoma	2026	250
Big Timber	Wind	Pennsylvania	2026	50
Trapper Valley	Wind	Wyoming	2027+	225
Wild Waters	Wind	Minnesota	2027+	40
Other US Opportunities	Wind	Various	2026+	144
Centralia Site Redevelopment(3)	Various	Washington	TBD	500-1000
		Total		2,294 - 2,794
Australia
Boodarie Solar	Solar	Western Australia	2024	50
Southern Cross Energy	Wind and Solar	Western Australia	TBD	120
Other Australian Opportunities(4)	Gas, Solar, Transmission	Western Australia	2024+	324
		Total		494
Canada, United States and Australia		Total		4,478 - 5,828
(1)Potential investment date is to be determined ("TBD").
(2)This represents the Company's 50 per cent interest in Tent Mountain Renewable Energy Complex.
(3)The Company is currently evaluating redevelopment opportunities at these brownfield sites.
(4)Includes the 94 MW SCE Capacity Expansion project.

TransAlta Corporation	M29

Projects under Construction
The following project has been approved by the Board of Directors, has an executed power purchase agreement ("PPA") and is currently under construction. This project will be financed through existing liquidity in the near term.

We will continue to explore permanent financing solutions on an asset-by-asset basis.

				Total project (millions)
Project	Type	Region	MW	Estimated spend			Spent to date	Target completion date	PPA Term	Average annual EBITDA(1)	Status
Australia
Mount Keith West Network Upgrade	Transmission	WA	n/a	AU$37	—	AU$40	AU$12	Q2 2025	14	AU$6 - AU$7	•Major equipment orders placed •Detailed design and execution planning underway •On track to be completed on schedule
Total(2)			n/a	$34	—	$36	$11			$6 - $7
(1)This item is not defined and has no standardized meaning under IFRS and is forward-looking. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A for further discussion.
(2)Total expected spending and average annual EBITDA were converted using a Canadian dollar forward exchange rate for 2024. Spend to date was converted using the period-end closing rate.

M30	TransAlta Corporation

Financial Position
The following table highlights significant changes in the unaudited interim condensed consolidated statements of financial position from Dec. 31, 2023, to June 30, 2024:

	June 30, 2024	Dec. 31, 2023	Increase/(decrease)
Assets
Current assets
Trade and other receivables	659	807	(148)
Risk management assets	249	151	98
Other current assets(1)	608	622	(14)
Total current assets	1,516	1,580	(64)

Non-current assets
Risk management assets	78	52	26
Property, plant and equipment, net	5,614	5,714	(100)
Long-term portion of finance lease receivable	209	171	38
Other non-current assets(2)	1,129	1,142	(13)
Total non-current assets	7,030	7,079	(49)
Total assets	8,546	8,659	(113)

Liabilities
Current liabilities
Accounts payable and accrued liabilities	536	797	(261)
Risk management liabilities	286	314	(28)
Exchangeable securities	747	—	747
Credit facilities, long-term debt and lease liabilities	134	532	(398)
Other current liabilities(3)	107	99	8
Total current liabilities	1,810	1,742	68

Non-current liabilities
Credit facilities, long-term debt and lease liabilities	3,311	2,934	377
Exchangeable securities	—	744	(744)
Risk management liabilities (long-term)	243	274	(31)
Other non-current liabilities(4)	1,275	1,301	(26)
Total non-current liabilities	4,829	5,253	(424)
Total liabilities	6,639	6,995	(356)

Equity
Equity attributable to shareholders	1,791	1,537	254
Non-controlling interests	116	127	(11)
Total equity	1,907	1,664	243
Total liabilities and equity	8,546	8,659	(113)
(1)Includes cash and cash equivalents, restricted cash, prepaid expenses and other, and inventory.
(2)Includes investments, right-of-use assets, intangible assets, goodwill, deferred income tax assets and other assets.
(3)Includes bank overdraft, current portion of decommissioning and other provisions, current portion of contract liabilities, income taxes payable and dividends payable.
(4)Includes long-term decommissioning and other provisions, deferred income tax liabilities, contract liabilities and defined benefit obligation and other long-term liabilities.

TransAlta Corporation	M31

Significant changes in TransAlta's condensed consolidated statements of financial position were as follows:
Working Capital
The deficit of current assets over current liabilities, including the current portion of long-term debt and lease liabilities, was $294 million as at June 30, 2024 (Dec. 31, 2023 – excess of current assets over current liabilities of $162 million), primarily as a result of the Exchangeable Securities being reclassified from long-term to current liabilities in January 2024 as the conversion option can be exercised at any time after Jan. 1, 2025 at Brookfield's option, although there is no obligation to deliver cash equivalent resources and the holder cannot call for repayment.
Current assets decreased by $64 million to $1,516 million as at June 30, 2024, from $1,580 million as at Dec. 31, 2023, primarily due to:
•Lower trade receivables from lower revenues recognized in the first half of 2024; partially offset by
•Higher risk management assets mainly due to volatility in market prices.
Current liabilities increased by $68 million from $1,742 million as at Dec. 31, 2023, to $1,810 million as at June 30, 2024, mainly due to:
•The Exchangeable Securities classified as current as the conversion option can be exercised at any time after Jan. 1, 2025 at Brookfield's option, although there is no obligation to deliver cash equivalent resources and the holder cannot call for repayment. Refer to the Accounting Changes section of this MD&A for more details; and
•Higher collateral received by the Energy Marketing segment due to trading activity and volatility in market prices; partially offset by
•The reclassification of the Term Facility of $400 million to long-term as the facility was renewed and the maturity extended by one year to September 2025; and
•Lower accounts payable and accrued liabilities mainly due to lower cost accruals, lower GHG obligation and lower capital spend.

Non-Current Assets
Non-current assets as at June 30, 2024, were $7,030 million, a decrease of $49 million from $7,079 million as at Dec. 31, 2023, primarily due to:
•Lower property, plant and equipment ("PP&E") resulting from depreciation; partially offset by
•Capital additions of $126 million;
•An increase in the net investment in finance leases related to the Northern Goldfields solar facilities; and
•Higher risk management assets mainly due to volatility in market prices.
Non-Current Liabilities
Non-current liabilities as at June 30, 2024, were $4,829 million, a decrease of $424 million from $5,253 million as at Dec. 31, 2023, primarily due to:
•The Exchangeable Securities being classified to current liabilities; partially offset by
•The renewal of the Term Facility of $400 million; and
•Lower risk management liabilities due to volatility in market pricing across multiple markets.
Total Equity
As at June 30, 2024, the increase in total equity of $243 million was due to:
•Net earnings of $304 million; and
•Net gains on derivatives from cash flow hedges of $76 million; partially offset by
•Share repurchases under the NCIB of $91 million; and
•Distributions to non-controlling interests of $24 million.

M32	TransAlta Corporation

Financial Capital
The Company is focused on maintaining a strong balance sheet and financial position to ensure access to sufficient financial capital.
Capital Structure
Our capital structure consists of the following components as shown below:

	June 30, 2024		Dec. 31, 2023
	$	%	$	%
Net senior unsecured debt
Recourse debt - CAD debentures	251	4	251	5
Recourse debt - US senior notes	946	16	911	17
Credit facilities	396	7	397	7
Less: cash and cash equivalents(1)	(350)	(7)	(345)	(6)
Less: other cash and liquid assets(2)	(1)	—	(12)	—
Net senior unsecured debt	1,242	20	1,202	23
Other debt liabilities
Exchangeable debentures	347	6	344	6
Non-recourse debt
TAPC Holdings LP bond	80	1	85	1
Pingston bond	39	1	39	1
Melancthon Wolfe Wind bond	151	3	168	3
New Richmond Wind bond	98	2	103	2
Kent Hills Wind bond	186	3	193	3
Windrise Wind bond	161	3	164	3
South Hedland non-recourse debt	687	12	691	13
OCP Bond	205	4	217	4
US tax equity financing	100	2	104	1
Lease liabilities	144	3	143	3
Total consolidated net debt(3)(4)(5)	3,440	60	3,453	63
Exchangeable preferred securities(5)	400	7	400	7
Equity attributable to shareholders
Common shares	3,189	56	3,285	60
Preferred shares	942	16	942	17
Contributed surplus, deficit and accumulated other comprehensive loss	(2,340)	(41)	(2,690)	(49)
Non-controlling interests	116	2	127	2
Total capital	5,747	100	5,517	100
(1)Cash and cash equivalents is net of bank overdraft.
(2)Includes principal portion of the TransAlta OCP LP restricted cash related to the TransAlta OCP LP bonds as this cash is restricted specifically to repay outstanding debt and also includes the fair value of economic and designated hedging instruments on debt, as the carrying value of the related debt is impacted by changes in foreign exchange rates.
(3)These items are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A for further discussion, including reconciliations to measures calculated in accordance with IFRS.
(4)The tax equity financing for the Skookumchuck wind facility, an equity-accounted joint venture, is not represented in these amounts.
(5)The total consolidated net debt excludes the exchangeable preferred securities as they are considered equity with dividend payments for credit purposes.

TransAlta Corporation	M33

Between 2024 and 2026, we have $743 million of debt maturing, including $400 million of recourse debt relating to the Term Facility, with the balance mainly related to scheduled non-recourse debt repayments. The $750 million of Exchangeable Securities can be exchanged at the earliest on Jan. 1, 2025.
Credit Facilities
The Company's credit facilities are summarized in the table below:

As at June 30, 2024		Utilized		Available capacity	Maturity date
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings
Committed
Syndicated credit facility	1,950	460	—	1,490	Q2 2028
Bilateral credit facilities	240	177	—	63	Q2 2026
Term Facility	400	—	400	—	Q3 2025
Total committed	2,590	637	400	1,553
Non-committed
Demand facilities	400	202	—	198	N/A
Total non-committed	400	202	—	198
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce available capacity under the committed syndicated credit facilities.
In the second quarter of 2024, the Term Facility of $400 million was renewed with the maturity extended by one year to September 2025. The syndicated credit facility and bilateral credit facilities were also extended by one year to June 2028 and June 2026, respectively.
Non-Recourse Debt and Other
The Melancthon Wolfe Wind LP, TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, Windrise Wind LP, TEC Hedland Pty Ltd. non-recourse bonds, and TransAlta OCP LP bonds, are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the second quarter of 2024, with the exception of Kent Hills Wind LP and Windrise Wind LP. The funds in the entities that have accumulated since the second quarter test will remain there until the next debt service coverage test can be performed in the third quarter of 2024. At June 30, 2024, $63 million (Dec. 31, 2023 – $79 million) of cash was subject to these financial restrictions.

At June 30, 2024, $6 million (AU$7 million) of funds held by TEC Hedland Pty Ltd are not able to be accessed by other corporate entities as the funds must be solely used by the project entities for the purpose of paying major maintenance costs.
Additionally, certain non-recourse bonds require that reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.

M34	TransAlta Corporation

Returns to Providers of Capital
Interest Income and Interest Expense
Interest income and the components of interest expense are shown below:

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Interest income	8	16	15	31

Interest on debt	50	51	99	101
Interest on exchangeable debentures	8	8	15	15
Interest on exchangeable preferred shares	7	7	14	14
Capitalized interest	(2)	(13)	(16)	(26)
Interest on lease liabilities	3	2	5	4
Credit facility fees, bank charges and other interest	2	3	8	11
Tax shield on tax equity financing	—	1	—	—
Accretion of provisions	12	13	24	27
Interest expense	80	72	149	146
Interest income was lower due to lower cash balances. Interest expense was higher when compared to the same period in 2023, primarily due to lower capitalized interest as a result of capital projects being completed in the first half of 2024. This was partially offset by lower letter of credit fees, and lower interest on debt due to lower credit facility borrowings.
Share Capital
The following tables outline the common and preferred shares issued and outstanding:

	Number of shares (millions)
As at	July 31, 2024	June 30, 2024	Dec. 31, 2023(1)
Common shares issued and outstanding, end of period	298.5	300.6	308.6
Preferred shares
Series A	9.6	9.6	9.6
Series B	2.4	2.4	2.4
Series C	10.0	10.0	10.0
Series D	1.0	1.0	1.0
Series E	9.0	9.0	9.0
Series G	6.6	6.6	6.6
Preferred shares issued and outstanding in equity	38.6	38.6	38.6
Series I - Exchangeable Securities(2)	0.4	0.4	0.4
Preferred shares issued and outstanding	39.0	39.0	39.0
(1)Common shares issued and outstanding as at Dec. 31, 2023, excludes the provision for repurchase of 1.7 million common shares under the ASPP.
(2)Brookfield Renewable Partners or its affiliates (collectively "Brookfield") invested $400 million in consideration for redeemable, retractable, first preferred shares. For accounting purposes, these preferred shares are considered debt and disclosed as such in the unaudited interim condensed consolidated financial statements.

TransAlta Corporation	M35

Non-Controlling Interests
On Oct. 5, 2023, the Company acquired all of the outstanding common shares of TransAlta Renewables not already owned, directly or indirectly, by TransAlta and certain of its affiliates. At June 30, 2024, TransAlta Renewables is a wholly-owned subsidiary and has no remaining non-controlling interest.
As at June 30, 2024, the Company owned 50.01 per cent of TA Cogen (June 30, 2023 – 50.01 per cent), which owns, operates or has an interest in three natural-gas-fired cogeneration facilities (Ottawa, Windsor and Fort Saskatchewan) and a natural-gas-fired facility (Sheerness). As at June 30, 2024, the Company owned 83 per cent of Kent Hills Wind LP (prior to Oct. 5, 2023, financial information related to the 17 per cent non-controlling interest in Kent Hills Wind LP was included in the disclosures for TransAlta Renewables), which owns and operates three wind facilities.
Since we own a controlling interest in TA Cogen and Kent Hills Wind LP, we consolidated the entire earnings, assets and liabilities in relation to the subsidiaries.
The reported net earnings (loss) attributable to non-controlling interests for the three and six months ended June 30, 2024, decreased by $26 million and $50 million, respectively, compared to the same periods in 2023, primarily as a result of lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market and the acquisition of TransAlta Renewables on Oct. 5, 2023.
Cash Flows
Cash and cash equivalents for the six months ended June 30, 2024, decreased compared to the same period in 2023. On Oct. 5, 2023, the Company paid total consideration of $1.3 billion, comprising of $800 million cash and 46 million common shares valued at $514 million, for the acquisition of TransAlta Renewables as discussed above.
The following table highlights additional significant changes in the unaudited interim condensed consolidated statements of cash flows for the six months ended June 30, 2024 and June 30, 2023:

6 months ended June 30	2024	2023	Increase/ (decrease)
Cash and cash equivalents, beginning of period	348	1,134	(786)
Provided by (used in):
Operating activities	352	473	(121)
Investing activities	(105)	(367)	262
Financing activities	(247)	(280)	33
Translation of foreign currency cash	3	(8)	11
Cash and cash equivalents, end of period	351	952	(601)

M36	TransAlta Corporation

Cash Flow from Operating Activities
Cash from operating activities for the six months ended June 30, 2024, decreased compared with the same period in 2023, primarily due to the following:

6 months ended June 30
Cash flow from operating activities for the six months ended June 30, 2023	473
Lower gross margin: Lower revenues net of unrealized gains from risk management activities, partially offset by lower fuel and purchased power and carbon compliance costs.	(330)
Favourable change in non-cash operating working capital balances: Lower accounts receivable from lower revenues and higher collateral received related to derivative instruments, partially offset by lower accounts payables and accrued liabilities and higher collateral provided as a result of market price volatility.	259
Other non-cash items	(50)
Cash flow from operating activities for the six months ended June 30, 2024	352
Cash Flow used in Investing Activities
Cash used in investing activities for the six months ended June 30, 2024, decreased compared with the same period in 2023, primarily due to the following:

6 months ended June 30
Cash flow used in investing activities for the six months ended June 30, 2023	(367)
Lower additions to PP&E: Additions in 2023 were mainly for the construction of the Garden Plain wind facility which achieved commercial operation in August 2023, the Northern Goldfields solar facilities which achieved commercial operation in November 2023, and the construction of the White Rock and Horizon Hill wind projects. In the first and second quarters of 2024, the White Rock and Horizon Hill wind facilities were commissioned resulting in lower additions.	350
Lower proceeds on sale of PP&E: In 2023, the Company closed the sale of equipment related to its Sundance Unit 5 energy transition assets.	(25)
Unfavourable change in non-cash investing working capital balances: Lower capital accruals.	(64)
Other	1
Cash flow used in investing activities for the six months ended June 30, 2024	(105)

TransAlta Corporation	M37

Cash Flow used in Financing Activities
Cash used in financing activities for the six months ended June 30, 2024, decreased compared with the same period in 2023, primarily due to the following:

6 months ended June 30
Cash flow used in financing activities for the six months ended June 30, 2023	(280)
Lower repayment of long-term debt: In 2023, the Company repaid the non-recourse Pingston bond which matured in May 2023.	44
Lower borrowings under credit facilities.	(89)
Lower distributions paid to non-controlling interests: Related to lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market and the cessation of distributions by TransAlta Renewables Inc.	105
Higher repurchase of common shares under NCIB.	(17)
Other	(10)
Cash flow used in financing activities for the six months ended June 30, 2024	(247)
Other Consolidated Analysis
Commitments
The Company has not incurred any additional contractual commitments in the six months ended June 30, 2024, either directly or through its interests in joint operations and joint ventures. Refer to the commitments disclosed elsewhere in the unaudited interim condensed consolidated financial statements and those disclosed in the 2023 annual audited financial statements.
Natural Gas Transportation Contracts
The Company has natural gas transportation contracts, which include 15-year natural gas transportation agreements for a total of up to 400 terajoules ("TJ") per day on a firm basis, related to the Sundance and Keephills facilities, ending in 2036 to 2038. The Company is currently utilizing 200 TJ per day on average, and up to 350 TJ per day during peak demand periods, and also remarkets a portion of the excess capacity. In addition, there is an eight-year natural gas transportation agreements for 75 TJ per day on a firm basis, related to the Sheerness facility, ending in 2030 to 2031.
The Company may be required to recognize the natural gas transportation agreements as onerous contracts if any of the related facilities are retired in advance of the maturity of the transportation contracts.
Contingencies
For the current material outstanding contingencies, please refer to Note 36 of the 2023 audited annual consolidated financial statements. There were no material changes to the contingencies in the six months ended June 30, 2024.

Financial Instruments
Refer to Note 14 of the notes to the audited annual 2023 consolidated financial statements and Note 9 and 10 of our unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2024, for details on Financial instruments.
We may enter into commodity transactions involving non-standard features for which market-observable data is not available. These transactions are defined under IFRS as Level III instruments. Level III instruments incorporate inputs that are not observable from the market and fair value is therefore determined using valuation techniques. Fair values are validated by using reasonably possible alternative assumptions as inputs to valuation techniques and any material differences are disclosed in the notes to the unaudited interim condensed consolidated financial statements.
At June 30, 2024, Level III instruments had a net liability carrying value of $90 million (Dec. 31, 2023 – net liability $147 million). Our risk management profile and practices have not changed materially from Dec. 31, 2023.

M38	TransAlta Corporation

Additional IFRS Measures and Non-IFRS Measures
An additional IFRS measure is a line item, heading or subtotal that is relevant to an understanding of the unaudited interim condensed consolidated financial statements but is not a minimum line item mandated under IFRS, or the presentation of a financial measure that is relevant to an understanding of the unaudited interim condensed consolidated financial statements but is not presented elsewhere in the unaudited interim condensed consolidated financial statements. We have included line items entitled gross margin and operating income (loss) in our unaudited interim condensed consolidated statements of earnings (loss) for the three and six months ended June 30, 2024 and 2023. Presenting these line items provides management and investors with a measurement of ongoing operating performance that is readily comparable from period to period.
We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim condensed consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.
Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.
Non-IFRS Financial Measures
Adjusted EBITDA, FFO, FCF, total net debt, total consolidated net debt and adjusted net debt are non-IFRS measures that are presented in this MD&A. Refer to the Segmented Financial Performance and Operating Results, Selected Quarterly Information, Financial Capital and Key Non-IFRS Financial Ratios sections of this MD&A for additional information, including a reconciliation of such non-IFRS measures to the most comparable IFRS measure.

Adjusted EBITDA
Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results. In the second quarter of 2024, our reported EBITDA composition was adjusted to include the impact of acquisition transaction and integration costs as the Company does not have frequent business acquisitions and the acquisition transaction and integration costs are not reflective of Company’s ongoing business performance. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.
The following are descriptions of the adjustments made.
Adjustments to Revenue
•Certain assets that we own in Canada and in Australia are fully contracted and recorded as finance leases under IFRS. We believe that it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables.
•Adjusted EBITDA is adjusted to exclude the impact of unrealized mark-to-market gains or losses and unrealized foreign exchange gains or losses on commodity transactions.
•Adjustments are made for gains and losses related to closed positions effectively settled by offsetting positions with exchanges that have been recorded in the period the positions are settled.
Adjustments to Fuel and Purchased Power
•On the commissioning of the South Hedland facility in July 2017, we prepaid approximately $74 million of electricity transmission and distribution costs. Interest income is recorded on the prepaid funds. We reclassify this interest income as a reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business.

TransAlta Corporation	M39

Adjustments to OM&A
•Acquisition transaction and integration costs, mainly comprised of legal and consultant fees, are not included as these do not reflect ongoing business performance.
Adjustments to Earnings (Loss) in Addition to Interest, Taxes, Depreciation and Amortization
•Asset impairment charges and reversals are not included as these are accounting adjustments that impact depreciation and amortization and do not reflect ongoing business performance.
•Any gains or losses on asset sales or foreign exchange gains or losses are not included as these are not part of operating income.
Adjustments for Equity-Accounted Investments
•During the fourth quarter of 2020, we acquired a 49 per cent interest in the Skookumchuck wind facility, which is treated as an equity investment under IFRS and our proportionate share of the net earnings is reflected as equity income on the statement of earnings under IFRS. As this investment is part of our regular power-generating operations, we have included our proportionate share of the adjusted EBITDA of the Skookumchuck wind facility in our total adjusted EBITDA. In addition, in the Wind and Solar adjusted results, we have included our proportionate share of revenues and expenses to reflect the full operational results of this investment. We have not included EMG International, LLC’s adjusted EBITDA in our total adjusted EBITDA as it does not represent our regular power-generating operations.
Average Annual EBITDA
Average annual EBITDA is a forward-looking non-IFRS financial measure that is used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.
Funds From Operations ("FFO")
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.
Adjustments to Cash Flow from Operations
•FFO related to the Skookumchuck wind facility, which is treated as an equity-accounted investment under IFRS and equity income, net of distributions from joint ventures, is included in cash flow from operations under IFRS. As this investment is part of our regular power generating operations, we have included our proportionate share of FFO.
•Payments received on finance lease receivables are reclassified to reflect cash from operations.
•We adjust for items included in cash flow operations related to the decision in 2020 to accelerate being off-coal and the shutdown of the Highvale mine in 2021 ("Clean energy transition provisions and adjustments").
•Cash received/paid on closed positions are reflected in the period that the position is settled.
•Acquisition transaction and integration costs are reclassified to reflect cash from operations.
•Other adjustments include payments/receipts for production tax credits associated with tax equity financing, which are reductions to tax equity debt and include distributions from equity-accounted joint ventures.
Free Cash Flow ("FCF")
FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.
Non-IFRS Ratios
FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of this MD&A for additional information.
FFO per Share and FCF per Share
FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.
Supplementary Financial Measures
The Alberta electricity portfolio metrics disclosed are supplementary financial measures used to present the gross margin by segment for the Alberta market. Refer to the Alberta Electricity Portfolio section of this MD&A for additional information.

M40	TransAlta Corporation

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment
The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended June 30, 2024:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	99	112	284	79	47	(34)	587	(5)	—	582
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	8	10	(14)	1	—	6	—	(6)	—
Realized gain (loss) on closed exchange positions	—	—	3	1	(9)	—	(5)	—	5	—
Decrease in finance lease receivable	—	—	5	—	—	—	5	—	(5)	—
Finance lease income	—	2	2	—	—	—	4	—	(4)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenues	100	122	303	66	39	(34)	596	(5)	(9)	582
Fuel and purchased power	3	8	97	46	—	—	154	—	—	154
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	3	8	96	46	—	—	153	—	1	154
Carbon compliance	—	—	26	—	—	(34)	(8)	—	—	(8)
Gross margin	97	114	181	20	39	—	451	(5)	(10)	436
OM&A	13	24	42	15	9	42	145	(1)	—	144
Reclassifications and adjustments:
Acquisition and integration costs	—	—	—	—	—	(4)	(4)	—	4	—
Adjusted OM&A	13	24	42	15	9	38	141	(1)	4	144
Taxes, other than income taxes	1	4	3	2	—	—	10	(1)	—	9
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)	83	88	146	3	30	(38)	312
Equity income										3
Finance lease income										4
Depreciation and amortization										(131)
Asset impairment charges										(5)
Interest income										8
Interest expense										(80)
Foreign exchange loss										(1)
Gain on sale of assets and other										1
Earnings before income taxes										94
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TransAlta Corporation	M41

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended June 30, 2023:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	168	86	251	121	3	1	630	(5)	—	625
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(1)	(8)	56	(3)	93	—	137	—	(137)	—
Realized loss on closed exchange positions	—	—	(4)	—	(48)	—	(52)	—	52	—
Decrease in finance lease receivable	—	—	13	—	—	—	13	—	(13)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Unrealized foreign exchange loss on commodity	—	—	—	—	1	—	1	—	(1)	—
Adjusted revenues	167	78	320	118	49	1	733	(5)	(103)	625
Fuel and purchased power	5	7	85	90	—	1	188	—	—	188
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	7	84	90	—	1	187	—	1	188
Carbon compliance	—	—	25	—	—	—	25	—	—	25
Gross margin	162	71	211	28	49	—	521	(5)	(104)	412
OM&A	14	18	50	14	6	32	134	—	—	134
Taxes, other than income taxes	1	4	4	1	—	—	10	(1)	—	9
Net other operating income	—	(1)	(9)	—	—	—	(10)	—	—	(10)
Adjusted EBITDA(2)	147	50	166	13	43	(32)	387
Equity income										(1)
Finance lease income										4
Depreciation and amortization										(173)
Asset impairment reversals										13
Interest income										16
Interest expense										(72)
Foreign exchange gain										8
Gain on sale of assets and other										5
Earnings before income taxes										79
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

M42	TransAlta Corporation

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the six months ended June 30, 2024:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	211	251	717	296	99	(34)	1,540	(11)	—	1,529
Reclassifications and adjustments:
Unrealized mark-to-market gain	(4)	(13)	(81)	(20)	(2)	—	(120)	—	120	—
Realized gain (loss) on closed exchange positions	—	—	11	—	(28)	—	(17)	—	17	—
Decrease in finance lease receivable	—	1	9	—	—	—	10	—	(10)	—
Finance lease income	—	3	3	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted revenues	207	242	657	276	69	(34)	1,417	(11)	123	1,529
Fuel and purchased power	9	17	239	212	—	—	477	—	—	477
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	9	17	237	212	—	—	475	—	2	477
Carbon compliance	—	—	66	—	—	(34)	32	—	—	32
Gross margin	198	225	354	64	69	—	910	(11)	121	1,020
OM&A	26	44	88	33	19	70	280	(2)	—	278
Reclassifications and adjustments:
Acquisition and integration costs	—	—	—	—	—	(7)	(7)	—	7	—
Adjusted OM&A	26	44	88	33	19	63	273	(2)	7	278
Taxes, other than income taxes	2	8	6	2	—	—	18	(1)	—	17
Net other operating income	—	(4)	(20)	—	—	—	(24)	—	—	(24)
Adjusted EBITDA(2)	170	177	280	29	50	(63)	643
Equity income										4
Finance lease income										6
Depreciation and amortization										(255)
Asset impairment charges										(6)
Interest income										15
Interest expense										(149)
Foreign exchange loss										(6)
Gain on sale of assets and other										3
Earnings before income taxes										361
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TransAlta Corporation	M43

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the six months ended June 30, 2023:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	293	201	746	388	95	1	1,724	(10)	—	1,714
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(2)	(8)	(8)	(17)	109	—	74	—	(74)	—
Realized gain (loss) on closed exchange positions	—	—	(17)	—	(103)	—	(120)	—	120	—
Decrease in finance lease receivable	—	—	26	—	—	—	26	—	(26)	—
Finance lease income	—	—	8	—	—	—	8	—	(8)	—
Unrealized foreign exchange loss on commodity	—	—	—	—	1	—	1	—	(1)	—
Adjusted revenues	291	193	755	371	102	1	1,713	(10)	11	1,714
Fuel and purchased power	10	16	215	271	—	1	513	—	—	513
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	10	16	213	271	—	1	511	—	2	513
Carbon compliance	—	—	57	—	—	—	57	—	—	57
Gross margin	281	177	485	100	102	—	1,145	(10)	9	1,144
OM&A	26	35	91	31	20	56	259	(1)		258
Taxes, other than income taxes	2	7	8	2	—	—	19	(1)		18
Net other operating income	—	(3)	(20)	—	—	—	(23)	—		(23)
Adjusted EBITDA(2)	253	138	406	67	82	(56)	890
Equity income										1
Finance lease income										8
Depreciation and amortization										(349)
Asset impairment reversals										16
Interest income										31
Interest expense										(146)
Foreign exchange gain										5
Gain on sale of assets and other										5
Earnings before income taxes										462
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

M44	TransAlta Corporation

Reconciliation of Cash Flow from Operations to FFO and FCF
The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Cash flow from operating activities(1)	108	11	352	473
Change in non-cash operating working capital balances	114	408	107	366
Cash flow from operations before changes in working capital	222	419	459	839
Adjustments
Share of adjusted FFO from joint venture(1)	2	5	4	8
Decrease in finance lease receivable	5	13	10	26
Clean energy transition provisions and adjustments(2)	2	7	2	7
Realized loss on closed exchanged positions	(5)	(52)	(17)	(120)
Acquisition and integration costs	4	—	7	—
Other(3)	1	(1)	8	5
FFO(4)	231	391	473	765
Deduct:
Sustaining capital(1)	(40)	(44)	(40)	(64)
Dividends paid on preferred shares	(13)	(12)	(26)	(25)
Distributions paid to subsidiaries’ non-controlling interests	(5)	(53)	(24)	(129)
Principal payments on lease liabilities	(1)	(3)	(2)	(5)
Other	—	(1)	—	(1)
FCF(4)	172	278	381	541
Weighted average number of common shares outstanding in the period	303	264	306	266
FFO per share(4)	0.76	1.48	1.55	2.88
FCF per share(4)	0.57	1.05	1.25	2.03
(1)Includes our share of amounts for the Skookumchuck wind facility, an equity-accounted joint venture.
(2)2023 includes amounts related to onerous contracts recognized in 2021.
(3)Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from an equity-accounted joint venture.
(4)These items are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.

TransAlta Corporation	M45

The table below provides a reconciliation of our adjusted EBITDA to our FFO and FCF:

	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Adjusted EBITDA(1)(4)	312	387	643	890
Provisions	6	1	6	4
Net interest expense(2)	(57)	(38)	(105)	(83)
Current income tax recovery (expense)	(33)	42	(60)	(18)
Realized foreign exchange gain (loss)	—	1	(8)	(6)
Decommissioning and restoration costs settled	(12)	(9)	(19)	(16)
Other non-cash items	15	7	16	(6)
FFO(3)(4)	231	391	473	765
Deduct:
Sustaining capital(4)	(40)	(44)	(40)	(64)
Dividends paid on preferred shares	(13)	(12)	(26)	(25)
Distributions paid to subsidiaries’ non-controlling interests	(5)	(53)	(24)	(129)
Principal payments on lease liabilities	(1)	(3)	(2)	(5)
Other	—	(1)	—	(1)
FCF(3)(4)	172	278	381	541
(1)Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures section of this MD&A and reconciled to earnings (loss) before income taxes above.
(2)Net interest expense includes interest expense for the period less interest income.
(3)These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section of this MD&A and reconciled to cash flow from operating activities above.
(4)Includes our share of amounts for the Skookumchuck wind facility, an equity-accounted joint venture. Refer to the Capital Expenditures section of this MD&A for details of sustaining capital expenditures.

M46	TransAlta Corporation

Key Non-IFRS Financial Ratios
The methodologies and ratios used by rating agencies to assess our credit rating are not publicly disclosed. We have developed our own definitions of ratios and targets to help evaluate the strength of our financial position. These metrics and ratios are not defined and have no standardized meaning under IFRS and may not be comparable to those used by other entities or by rating agencies.
Adjusted Net Debt to Adjusted EBITDA

As at	June 30, 2024	Dec. 31, 2023
Period-end long-term debt(1)	3,444	3,466
Exchangeable debentures	347	344
Less: Cash and cash equivalents(2)	(350)	(345)
Add: 50 per cent of issued preferred shares and exchangeable preferred shares(3)	671	671
Other(4)	(1)	(12)
Adjusted net debt(5)	4,111	4,124
Adjusted EBITDA(6)	1,385	1,632
Adjusted net debt to adjusted EBITDA (times)	3.0	2.5
(1)Consists of current and long-term portion of debt, which includes lease liabilities and tax equity financing.
(2)Cash and cash equivalents, net of bank overdraft.
(3)Exchangeable preferred shares are considered equity with dividend payments for credit-rating purposes. For accounting purposes, they are accounted for as debt with interest expense in the unaudited interim condensed consolidated financial statements. For purposes of this ratio, we consider 50 per cent of issued preferred shares, including these, as debt.
(4)Includes principal portion of TransAlta OCP restricted cash (nil for the period ended June 30, 2024 and $17 million for the year ended Dec. 31, 2023) and fair value of hedging instruments on debt (included in risk management assets and/or liabilities on the unaudited interim condensed consolidated statements of financial position).
(5)The tax equity financing for the Skookumchuck wind facility, an equity-accounted joint venture, is not represented in this amount. Adjusted net debt is not defined and has no standardized meaning under IFRS. Presenting this item from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
(6)Last 12 months.
The Company's capital is managed using a net debt position. We use the adjusted net debt to adjusted EBITDA ratio as a measurement of financial leverage and to assess our ability to service debt. Our target for adjusted net debt to adjusted EBITDA is 3.0 to 4.0 times.
Our adjusted net debt to adjusted EBITDA ratio for June 30, 2024 was higher compared to Dec. 31, 2023, primarily due to lower adjusted EBITDA.

TransAlta Corporation	M47

2024 Outlook
The following table outlines our expectations on key financial targets and related assumptions for 2024 and should be read in conjunction with the narrative discussion that follows and the Governance and Risk Management section of this MD&A:

Measure	2024 Target	2023 Actuals
Adjusted EBITDA(1)	$1,150 million - $1,300 million	$1,632 million
FCF(1)	$450 million - $600 million	$890 million
FCF per share	$1.47 - $1.96	$3.22
Dividend per share (annualized)	$0.24	$0.22
(1)These items are not defined and have no standardized meaning under IFRS. Refer to the Reconciliation of Non-IFRS Measures section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this MD&A.
The Company's outlook for 2024 may be impacted by a number of factors as detailed further below.
Range of key 2024 power and gas price assumptions

Market	2024 Assumptions
Alberta spot ($/MWh)	$75 to $95
Mid-C spot (US$/MWh)	US$75 to US$85
AECO gas price ($/GJ)	$1.75 to $2.25
Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$2 million impact on adjusted EBITDA for balance of year 2024.
Other assumptions relevant to the 2024 outlook

2024 Expectations
Energy Marketing gross margin	$110 million to $130 million
Sustaining capital	$130 million to $150 million
Corporate cash taxes	$95 million to $130 million
Cash interest	$240 million to $260 million
Alberta Hedging

Range of hedging assumptions	Q3 2024	Q4 2024	Full year 2025	Full year 2026
Hedged production (GWh)	2,254	2,198	4,977	3,361
Hedge price ($/MWh)	$85	$84	$77	$80
Hedged gas volumes (GJ)	14 million	14 million	28 million	18 million
Hedge gas prices ($/GJ)	$2.82	$2.82	$3.51	$3.67
Refer to the 2024 Outlook section in our 2023 Annual MD&A for further details relating to our Outlook and related assumptions.
Liquidity and Capital Resources
We expect to maintain adequate available liquidity under our committed credit facilities. As at June 30, 2024, we had access to $1.7 billion in liquidity, including $350 million in cash, net of bank overdraft.

M48	TransAlta Corporation

Material Accounting Policies and Critical Accounting Estimates
The preparation of unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations. There were no material changes in estimates in the quarter.
Accounting Changes
Current Accounting Changes
Amendments to IAS 1 Non-current Liabilities with Covenants and Classification of Liabilities as Current or Non-current
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amends IAS 1 Presentation of Financial Statements, to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. In January 2020, the IASB issued Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non‐current, clarifying that contractual rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months.
Additionally, the IASB clarified that the classification of a liability is unaffected by the likelihood that an entity will exercise its deferral right. The amendments are applied retrospectively, effective for annual periods beginning on or after Jan. 1, 2024, and were adopted by the Company on that date.
On Jan. 1, 2024, the Company reclassified the Exchangeable Securities from non-current liabilities to current liabilities as the conversion option can be exercised at any time after Jan. 1, 2025, although there is no obligation to deliver cash equivalent resources and the holder cannot call for repayment. This accounting is consistent with the amendment.
Future Accounting Changes
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 & 9. The IASB amended the requirements related to settling financial liabilities using an electronic payment system; and assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The Company is currently evaluating the impacts to the financial statements.
On April 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements.
Governance and Risk Management
Our business activities expose us to a variety of risks and opportunities including, but not limited to, regulatory changes, rapidly changing market dynamics and increased volatility in our key commodity markets. Our goal is to manage these risks and opportunities so that we are in a position to develop our business and achieve our goals while remaining reasonably protected from an unacceptable level of risk or financial exposure. We use a multilevel risk management oversight structure to manage the risks and opportunities arising from our business activities, the markets in which we operate and the political environments and structures with which we interact.
Please refer to the Governance and Risk Management section of our 2023 Annual MD&A and Note 10 of our unaudited interim condensed consolidated financial statements for details on our risks and how we manage them. Our risk management profile and practices have not changed materially from Dec. 31, 2023.

TransAlta Corporation	M49

Regulatory Updates
Refer to the Policy and Legal Risks discussion in our 2023 Annual MD&A for further details that supplement the recent developments as discussed below:
Canada
Federal Climate Plan
In April 2021, the Government of Canada announced a revised national GHG emissions reductions target of 40 per cent to 45 per cent below 2005 levels by 2030. In 2022, the Government of Canada’s Department of Environment and Climate Change Canada (“ECCC”) released the proposed framework for the Clean Electricity Regulations ("CER") to achieve a net-zero electricity sector in Canada by 2035. The draft CER was published in Canada Gazette Part I ("CGI") on Aug. 19, 2023. A seventy five-day formal comment period closed on Nov. 2, 2023. The Government of Canada released a public update report on Feb. 15, 2024 with a 30-day comment period for feedback. The federal government continues to engage on the final form of the CER with the expectation of the Canada Gazette Part II ("CGII") of the CER to be finalized in 2024.
In the 2023 federal budget, the government announced additional investment tax credit ("ITC") categories and details aimed at supporting the net zero transition. The ITCs are expected to support investments in net zero technologies in the electricity sector. On June 6, 2023 the Department of Finance launched consultations seeking feedback on design details regarding the ITC components included in Budget 2023. The Government of Canada subsequently released draft legislation on August 4, 2023, for consultation to advance key budget priorities, including the Clean Technology ITC, Clean Technology Manufacturing ITC, the Clean Hydrogen ITC and ITC for Carbon Capture Utilization and Storage. Legislation for the Clean Electricity ITC is anticipated as part of the 2024 Fall Economic Statement.
Alberta
On April 19, 2023, the Government of Alberta released the Emissions Reduction and Energy Development Plan, which outlines an aspiration to achieve a carbon neutral economy by 2050. The plan frames Alberta's approach to enhance the province's position as a global leader in emissions reductions, clean technology and innovation, while maintaining Alberta's competitiveness from a sustainable resource development perspective. The plan is guided by eight strategic principles and outlines the actions, opportunities and new commitments that will reduce emissions and maintain energy security.
On Feb. 28, 2024, the Government of Alberta announced new restrictions and requirements that it will impose on new renewable projects and power plant regulatory approval processes. This includes prohibiting wind generation development within 35 kilometres of a protected area or other area designated a "pristine viewscape" by the Government, restricting renewable developments on class 1 and 2 agricultural lands, imposing new mandatory requirements to post bonds and/or provide financial security to meet reclamation obligations, and granting municipalities standing in AUC power plant regulatory proceedings. The AUC is progressing through industry and stakeholder consultation that will continue until fall 2024 when it will propose draft changes to its AUC Rules with respect to applications for power plant, substation, and transmission lines.
On March 11, 2024, the Government filed two new interim regulations: the Market Power Mitigation Regulation and Supply Cushion Regulation. Both interim regulations became effective on July 1, 2024 and will expire on Nov. 30, 2027.
The Market Power Mitigation Regulation imposes an offer cap on the gas-fired generating units controlled by a large market participant (with offer control of 5 per cent of all generation). The offer cap would only restrict our offering price, not settlement price, and is triggered when the pool prices hit a threshold of two-months worth of net revenue for a hypothetical natural gas-fired combined cycle power plant. The offer cap is set at $125 per MWh or 25 times the day-ahead natural gas price and applies to the remainder of the calendar month in which the threshold was triggered. This regulation is not expected to have a significant impact on the Company given the weaker pricing conditions expected over the period of time that the regulation will be in place.
The Supply Cushion Regulation imposes specific requirements on the AESO to direct long-lead time generation (generators that require one hour or more to synchronize to the grid). The AESO is required to forecast and take action to direct long-lead time generation on line when the supply cushion is expected to be equal to or less than 932 MW. Long-lead time generation will receive a cost guarantee that will provide top ups to compensate a resource that is directed on by the AESO if the pool price revenues do not provide sufficient compensation to cover fuel and variable costs.

M50	TransAlta Corporation

Also on March 11, 2024 the Government of Alberta announced its decision to pursue development of a "Restructured Energy Market" ("REM"). In July 2024, the Government of Alberta provided a high-level framework for the REM design which will include a day-ahead market, strategic bidding with market power mitigation, a review of the price floor and price ceiling, uniform market pricing, shorter settlement windows and economic dispatch. The Government and the regulatory agencies are expected to work with industry through 2024 and the beginning of 2025 to develop the detailed design of the REM.
The REM schedule contemplates new market rules to implement the detailed design will be filed with the AUC in the first or second quarter of 2025 and receive approval by the fourth quarter of 2025 or the first quarter of 2026.
On July 11, the Government also announced future changes to the Transmission Regulation. The Government plan to move away from the congestion-free planning standard and adopt an "optimal" planning approach, where transmission expansion and upgrade decisions will be based on cost and benefit studies. The Government also plans to allocate transmission system and ancillary services costs based on cost causation. Details of these changes are expected to be provided in an industry consultation that will occur closer to the end of the 2024.
United States
On March 6, 2024, the U.S. Securities and Exchange Commission ("SEC") adopted final rules for climate-related disclosures. On April 4, 2024, SEC paused the implementation of these rules as it awaits a court review of the new rules following a series of legal challenges by several states and business groups. The Company is exempt from these rules because TransAlta is a multi jurisdictional disclosure system issuer filing on Form 40-F. The Canadian Securities Administrators anticipate seeking comment on a revised rule for climate-related disclosures after considering the SEC’s final rules and the Canadian Sustainability Standards Board’s climate-related disclosures standard to be released in 2024.
On April 24, 2024, the US Environmental Protection Agency issued final carbon pollution standards for power plants that set CO2 limits for new gas-fired combustion turbines and CO2 emission guidelines for existing coal. Existing oil and gas-fired steam generating units were not included in the rule for now. These rules will ensure that all long-term coal-fired plants and base load new gas-fired plants control 90% of their carbon pollution. There has been a series of legal challenge to the rule from Republican-led states and industry trade groups, which might halt the implementation of the rule. There is no direct implication to TransAlta as a result of this rule since we do not have new gas or coal facility that would be operating beyond the compliance deadline of Jan 1, 2030.
Australia
Since the Labour Party formed government on May 21, 2022, Australia has increased its Nationally Determined Contribution commitment to increase the country’s 2030 emissions reduction goal to 43 per cent below 2005 levels and confirmed its intent to boost renewable electricity production to 82 per cent of the electricity supply by 2030.
Prime Minister Anthony Albanese has worked quickly to implement one of his government’s key energy policies, the Powering Australia Plan, which includes: the Rewiring the Nation initiative that will provide AU$20 billion to support the Australian Energy Market Operator’s (“AEMO”) integrated system plan to modernize the transmission system and enable additional renewable penetration; Powering the Regions Fund (AU$1.9 billion) supporting industry to decarbonize, developing new clean energy industries and supporting workforce development; and a AU$15 billion National Reconstruction Fund to diversify and transform Australia’s economy and industry, including investments in green metals, clean energy component manufacturing and deployment of low-emissions technologies. Decarbonization efforts have been centered on funding for clean technologies, upgrading electricity grid to support more renewables, regulating and reporting of GHGs, and incentivizing zero-emission vehicles adoption.
Australia is finalizing six sectoral decarbonization plans and a net zero plan. The "Future Made in Australia" 2024-2025 budget highlighted the vision and commitment to become a renewable energy superpower to support the decarbonization of refining, mining and processing of critical minerals. Further, the Australia recent 2024 Integrated System Plan for the Electricity market confirms that renewable energy connected with transmission and distribution – firmed with storage and backed up by gas-powered generation – is the lowest-cost way to supply electricity to homes and businesses as Australia transitions to a net zero economy. TransAlta is monitoring closely the developments and opportunities in Australia's decarbonization planning.

TransAlta Corporation	M51

Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting (‘‘ICFR’’) and disclosure controls and procedures (“DC&P’’). During the three and six months ended June 30, 2024, the majority of our workforce supporting and executing our ICFR and DC&P continue to work on a hybrid basis. The Company has implemented appropriate controls and oversight for both in-office and remote work. There has been minimal impact to the design and performance of our internal controls.
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the unaudited interim condensed consolidated financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under applicable securities legislation is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. In designing and evaluating our ICFR and DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.
Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our ICFR and DC&P as of the end of the period covered by this MD&A. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at June 30, 2024, the end of the period covered by this MD&A, our ICFR and DC&P were effective.

M52	TransAlta Corporation

Glossary of Key Terms
Adjusted Availability
Availability is adjusted when economic conditions exist, such that planned routine and major maintenance activities are scheduled to minimize expenditures. In high price environments, actual outage schedules would change to accelerate the generating unit's return to service.
Alberta Electric System Operator (AESO)
The independent system operator and regulatory authority for the Alberta Interconnected Electric System. authority for the Alberta Interconnected Electric System.
Alberta Hydro Assets
The Company's hydroelectric assets, owned through a wholly owned subsidiary, TransAlta Renewables Inc. These assets are located in Alberta consisting of the Barrier, Bearspaw, Cascade, Ghost, Horseshoe, Interlakes, Kananaskis, Pocaterra, Rundle, Spray, Three Sisters, Bighorn and Brazeau hydro facilities.
Alberta Thermal
The segment includes the legacy and converted generating units at our Sundance and Keephills sites and includes the Highvale Mine.
Ancillary Services
As defined by the Electric Utilities Act, Ancillary Services are those services required to ensure that the interconnected electric system is operated in a manner that provides a satisfactory level of service with acceptable levels of voltage and frequency.
Automatic Share Purchase Plan (ASPP)
The ASPP is intended to facilitate repurchases of common shares under the NCIB, including at times when the Company would ordinarily not be permitted to make purchases due to regulatory restrictions or self-imposed blackout periods.
Availability
A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.
Capacity
The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.
Cogeneration
A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) used for industrial, commercial, heating or cooling purposes.
Derate
To lower the rated electrical capability of a power generating facility or unit.
Disclosure Controls and Procedures (DC&P)
Refers to controls and other procedures designed to ensure that information required to be disclosed in the reports filed by the Company or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Economic Dispatch
Power is not produced during periods of low market price, but is purchased in the market to fulfil the contract.
Exchangeable Debentures
On May 1, 2019, Brookfield invested $350 million in exchange for seven per cent unsecured subordinated debentures due May 1, 2039.

Exchangeable Preferred Shares
On Oct. 30, 2020, Brookfield invested $400 million in the Company in exchange for redeemable, retractable first preferred shares (Series I). The Series I Preferred Shares are accounted for as current debt and the exchangeable preferred share dividends are reported as interest expense.
Exchangeable Securities
On March 22, 2019, the Company entered into an Investment Agreement whereby Brookfield Renewable Partners or its affiliates (collectively "Brookfield") agreed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets in the future at a value based on a multiple of the Alberta Hydro Assets’ future-adjusted EBITDA ("Option to Exchange").

TransAlta Corporation	M53

Force Majeure
Literally means “greater force.” These clauses excuse a party from liability if some unforeseen event beyond the control of that party prevents it from performing its obligations under the contract.
Free Cash Flow (FCF)
Represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Amount is calculated as cash generated by the Company through its operations (cash from operations) minus the funds used by the Company for the purchase improvement, or maintenance of the long-term assets to improve the efficiency or capacity of the Company (capital expenditures).
Funds from Operations (FFO)
Represents a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. Amount is calculated as cash flow from operating activities before changes in working capital and is adjusted for transactions and amounts that the Company believes are not representative of ongoing cash flows from operations.
Gigajoule (GJ)
A metric unit of energy commonly used in the energy industry. One GJ equals 947,817 British Thermal Units ("Btu"). One GJ is also equal to 277.8 kilowatt hours ("kWh").
Gigawatt (GW)
A measure of electric power equal to 1,000 megawatts.
Gigawatt hour (GWh)
A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.
Greenhouse Gas (GHG)
A gas that has the potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.
ICFR
Internal control over financial reporting.
IFRS
International Financial Reporting Standards.
ITC
The investment tax credit ("ITC") is a federal income tax credit for investments in certain types of qualifying clean electricity projects.
Megawatt (MW)
A measure of electric power equal to 1,000,000 watts.
Megawatt Hour (MWh)
A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.
Merchant
A term used to describe assets that are not contracted and are exposed to market pricing.
NCIB
Normal Course Issuer Bid.
OM&A
Operations, maintenance and administration costs.
Other Hydro Assets
The Company's hydroelectric assets located in British Columbia, Ontario and assets owned by TransAlta Renewables which include the Taylor, Belly River, Waterton, St. Mary, Upper Mamquam, Pingston, Bone Creek, Akolkolex, Ragged Chute, Misema, Galetta, and Moose Rapids facilities.
Planned outage
Periodic planned shutdown of a generating unit for major maintenance and repairs. Duration is normally in weeks. The time is measured from unit shutdown to putting the unit back on line.
Power Purchase Agreement (PPA)
A long-term commercial agreement for the sale of electric energy to PPA buyers.
PP&E
Property, plant and equipment.
Turbine
A machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam or hot gas). Turbines convert the kinetic energy of fluids to mechanical energy through the principles of impulse and reaction or a mixture of the two.
Unplanned outage
The shutdown of a generating unit due to an unanticipated breakdown.

M54	TransAlta Corporation